As filed with the Securities and Exchange Commission on
                                  May ___, 1997
                    Securities Act Registration No. 333-20709

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------
                                    FORM SB-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                 TRANSITION ANALYSIS COMPONENT TECHNOLOGY, INC.
                 (Name of Small Business Issuer In Its Charter)

           Delaware                        7375                   13-3391820
------------------------------  ---------------------------  -------------------
  (State Or Jurisdiction Of    (Primary Standard Industrial    (I.R.S. Employer
Incorporation Or Organization)  Classification Code Number)  Identification No.)

                            22700 Savi Ranch Parkway
                          Yorba Linda, California 92657
                                 (714) 974-7676
          (Address and Telephone Number Of Principal Executive Offices)

                    Malcolm A. Baca, Executive Vice President
                            22700 Savi Ranch Parkway
                          Yorba Linda, California 92657
                                 (714) 974-7676
            (Name, Address And Telephone Number Of Agent For Service)

                        Copies of all communications to:
                              Henry A. Singer, Esq.
                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                            New York, New York 10022

         Approximate date of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. |_|

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
   Title of Each Class of     Amount to be   Aggregate Offering    Amount of
Securities To Be Registered  Registered (1)      Price (2)      Registration Fee
--------------------------------------------------------------------------------
  Common, $.01 par value
        per share           498,447 shares       $120,556            $100
--------------------------------------------------------------------------------

(1) Based upon the maximum number of shares of Common Stock of Transition Analysis Component Technology, Inc. (the "Company") estimated to be distributed to the stockholders of Zing Technologies, Inc. ("Zing"). No consideration will be paid by Zing's stockholders for the securities.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) under the Securities Act of 1933, as amended; and constitutes the book value of the securities computed as of December 31, 1996.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one):  Alternative 1____; Alternative 2   _X_

      TRANSITION ANALYSIS COMPONENT TECHNOLOGY, INC. CROSS REFERENCE SHEET
                        Between Form SB-1 and prospectus



REGISTRATION STATEMENT ITEM                            PROSPECTUS CAPTION
AND HEADING


1.    Inside Front and Outside Back        (Inside Front and Outside Back Cover)
      Cover Pages of Prospectus
2.    Significant Parties                  Management;
                                           Principal
                                           Shareholders;  Legal
                                           Matters
3.    Relationship with Issuer of          Legal Matters;
      Experts Named in Registration        Experts
      Statement
4.    Legal Proceedings                    Business
5.    Changes in and Disagreements         (Not Applicable)
      with Accountants
6.    Disclosure of Commission             Description of Capital Stock
      Position on Indemnification
      for Securities Act Liabilities


MODEL B ITEMS
1.    Cover Page                           (Outside Front Cover Page)
2.    Distribution Spread                  (Not Applicable)
3.    Summary Information,                 Prospectus
      Risk  Factors and Dilution           Summary;  Risk
                                           Factors; Dilution
4.    Plan of Distribution                 The Distribution
5.    Use of Proceeds to Issuer            (Not Applicable)
6.    Description of Business              Prospectus
                                           Summary; Business
7.    Description of Property              Business
8.    Directors, Executive Officers        Management
      and Significant Employees
9.    Remuneration of Directors and        Management
      Officers
10.   Security Ownership of Certain        Management; Principal
      Security Holders and Management      Shareholders
11.   Interest of Managerial Officers      Management
      in Certain Transactions
12.   Securities Being Offered             Description of Capital Stock

PART F/S
1.    Financial Information Required       Financial Statements
      in Prospectus

[To be moved to side of cover later: Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.]

                              SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED MAY ___, 1997


                               TRANSITION ANALYSIS
                           COMPONENT TECHNOLOGY, INC.


            498,447 Shares of Common Stock (Par Value $.01 Per Share)

      This prospectus is being furnished in connection with the contemplated distribution (the "Distribution") by Zing Technologies, Inc., a New York corporation ("Zing") to holders of record of its Common Stock, par value $.01 per share ("Zing Stock") as of the close of business on the record date to be set by the Board of Directors of Zing (the "Record Date") of all of the outstanding shares of Common Stock, par value $.01 per share ("Company Stock") owned by Zing in Transition Analysis Component Technology, Inc., a Delaware corporation and 90% owned subsidiary of Zing (the "Company" or "TACTech"). TACTech will operate all businesses owned by it prior to the Distribution.

      On [date], Zing delivered a stock certificate representing 498,447 shares of Company Stock to The Bank of New York (the "Transfer Agent"), as Escrow Agent, to be held until the Distribution is effected (the "Distribution Date"). The Distribution will be made beginning on or about the Distribution Date to holders of record of Zing Stock as of the Record Date on the basis of one share of Company Stock for each five shares of Zing Stock held. No fractional shares will be issued. Fractional shares will be acquired by TACTech for cash. The Distribution will take place after the Company's certificate of incorporation is amended to, among other things, increase the number of shares of common stock authorized to be issued, and after giving effect to a 36.436-for-one stock split of Company Stock (the "Stock Split") and will commence as soon as practicable following the Securities and Exchange Commission's declaration of effectiveness of the registration statement on Form SB-1 of which this prospectus is a part under the Securities Act of 1933, as amended (the "33 Act Registration Statement") and a registration statement registering the Company Stock to be distributed under the Securities Exchange Act of 1934, as amended (the "34 Act Registration Statement", and together with the 33 Act Registration Statement, the "Company Registration Statements"). No consideration will be required to be paid by Zing stockholders for the shares of Company Stock to be received in the Distribution. Neither Zing nor the Company will receive any proceeds in connection with the Distribution. All expenses of the Distribution will initially be paid by Zing. The Company, however, has agreed to reimburse Zing for that portion of such expenses pertaining directly to the costs of the preparation and filing of the Company's Registration Statements, up to a maximum amount of $100,000.

      There has been no previous public trading market for Company Stock. While it is anticipated that Company Stock will be traded in the over-the-counter market on an electronic bulletin board established for securities that do not meet the Nasdaq SmallCap Market(sm) listing requirements (the "Pink Sheets") under the symbol ["TACT"] following the Distribution, there can be no assurance that any such market will develop.

      Zing  stockholders  who  will  receive  shares  of  Company  Stock  in the
Distribution, as well as persons who purchase Company Stock after the Distribution, should carefully consider the matters set forth under the caption "Risk Factors" beginning on page 8 of this prospectus.



  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION OR ANY SUCH STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


      Zing stockholders with inquiries related to the Distribution should contact the Company's investment agent, Arthur Regan, at Regan & Associates at 15 Park Row, Suite 800, New York, New York 10038. After the Distribution Date, stockholders of the Company with inquiries related to the Distribution should contact the Company or its transfer agent.


                The date of this prospectus is           , 1997.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----


Special Note Regarding Forward-Looking Statements .........................    3
Prospectus Summary ........................................................    4
Risk Factors ..............................................................    8
The Distribution ..........................................................   18
Capitalization ............................................................   22
TACTech Management's Discussion and Analysis
   of Financial Condition and Results of Operations .......................   23
Business of TACTech .......................................................   26
Directors and Management of TACTech .......................................   30
Principal Shareholders ....................................................   35
Description of Capital Stock ..............................................   36
Certain Transactions ......................................................   42
Legal Matters .............................................................   44
Experts ...................................................................   44
Securities and Exchange Commission Policy on Indemnification
   for Securities Act Liabilities .........................................   44
Reports of the Company ....................................................   44
Additional Information ....................................................   45
Financial Statements .....................................................   F-1


No person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS



Certain statements in the Prospectus Summary and under the captions "Risk Factors", "Business of TACTech", "TACTech Management's Discussion and Analysis of Financial Condition and Results of Operations", and elsewhere in this prospectus constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performances, or achievements of the Company (including, without limitation, the expansion of the Company's industrial/commercial library (the "Commercial Library") so that the Company can both better service its existing military and aerospace customers and expand its customer base from its military and aerospace customers to industrial/commercial customers; penetrate international markets in Europe and the Far East; provide access to the Company's services through a graphical user interface via the Internet and the World Wide Web; and enter into strategic alliances and/or co-license arrangements to further augment the Commercial Library for commercial/industrial applications) to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the downsizing of the U.S. defense budget, the consolidation of military and aerospace manufacturers and the corresponding shrinkage in the production of semiconductor electronic components for military and aerospace applications; the resulting weakening of military and aerospace manufacturers who are customers of the Company, which weakening could have a heightened adverse effect on the Company if the Company is unable successfully to penetrate the commercial/industrial market; the further consolidation of the military and aerospace market which consolidation could result in a shrinking number of customers and potential customers for the Company's services; the Company's success in building the Commercial Library; the Company's ability to sufficiently update its technology; the Company's building and training of a marketing department to better penetrate untapped markets, and compete with existing companies or new entries into the Company's business; the modernization of the Company's services so that the services are accessible by customers through a graphic user interface on the Internet; the Company's ability to maintain and attract key personnel; the Company's ability to update its data bases as soon as information is available from its vendors and then to make such updated information available to the Company's customers on a near real-time, on-line basis; and other factors referenced in this prospectus. The success of the Company is dependent on the Company's ability sufficiently to address these factors and other factors. See "Risk Factors."


Until , 1997, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.

                               PROSPECTUS SUMMARY


         The following is a summary of certain information contained elsewhere in this prospectus and is qualified by the more detailed information set forth elsewhere in this prospectus which should be read in its entirety. Unless the context otherwise indicates, all references to the operations of the Company in this prospectus shall include the operations of the Company by Zing prior to the Distribution and assumes that the actions set forth under "The Distribution" have taken place. Capitalized terms used in this Summary but not defined in this Summary have the respective meanings ascribed to them elsewhere in this prospectus.



                 TRANSITION ANALYSIS COMPONENT TECHNOLOGY, INC.

         TACTech is a 90% owned subsidiary of Zing, incorporated by Zing on February 24, 1987. The mailing address of the Company's principal executive offices is currently 22700 Savi Ranch Parkway, Yorba Linda, California, 92657, and the phone number is (714) 974-7676.


         TACTech is a semiconductor information service company which licenses proprietary computer software tools combined with electronic semiconductor availability libraries and data bases that are utilized by various segments of the Department of Defense, the defense/aerospace industry, and industrial users of high reliability semiconductors and manufacturers and distributors of high reliability and military grade semiconductors. A high reliability semiconductor is a semiconductor which functions reliably over a broad temperature range and has been screened by its manufacturer for potential malfunction in the early stages of its use; and a military grade semiconductor is a semiconductor which has been screened for compliance with U.S. Department of Defense military specifications. When accessed by customers, the libraries and data bases provide subscribers with valuable tools for determining semiconductors availability showing the manufacturers actively producing the subject semiconductor and the projected production life cycle (obsolescence) of such semiconductors. The system identifies functionally interchangeable devices, when available, from various manufacturers. At present, the Company's libraries and data bases are utilized by its customers primarily in connection with the designing, engineering, manufacturing and maintaining of electronic systems for high reliability applications.

         The  Company's   continuing  goal  is  to  provide   subscribers   with
"real-time", on-line access to the Company's data bases. By so accessing the Company's library and data bases, customers can investigate the source support, product identification, projected obsolescence and interchangeability of numerous electronic components. The Company's library and data bases cross reference each electronic component by projected production life cycle and by functionally equivalent components. Thus, a TACTech customer can ascertain the projected obsolescence of a given electronic component and, given the shrinking supply of semiconductor component products having military and/or aerospace applications, locate or design suitable replacement components for components as they become obsolete.

         The Company's relationship with its information providers and the Company's technology allow the Company frequently to update its libraries and data bases. On a daily basis, the Company updates its component library to reflect component status changes on an individual component-by-component basis. Such updated libraries and data bases are then made available to TACTech customers on a real-time, on-line basis (i.e., the Company's library is updated daily when information is obtained from or provided by component manufacturers, and then such new information is immediately made available to the Company's customers), thus ensuring a nearly free flow of information from semiconductor and electronic component manufacturers to TACTech customers.

         Management of the Company believes that the Company is the only commercial provider of data services offering access to regularly updated libraries and data bases which enable customers, on a real-time, on-line basis, to determine projected production life cycles and identify functionally interchangeable microcircuits and discrete semiconductor devices.

         The Company's libraries and data bases also provide customers with information about components and configuration level production life cycle analyses within the context of the assemblies and subassemblies within which the components reside based on semiconductor content in particular designs. The Company's built-in software made available to TACTech customers allows customers to analyze component usage at the assembly or subassembly level in a specific design to determine the long term production support and projected component availability support of the subject assembly, subassembly or system. Through the Company's services, customers are able to automatically monitor their bill of materials based on the semiconductor content of a specific design. Thus, when a discontinued notification is processed with respect to a given semiconductor electronic component included in the customer's design, TACTech notifies the customer with an automated alert signal linking the notification process to the customer's bill of material. Thus, the Company's customers are notified when components upon which they rely become discontinued. The customers then have ability to utilize the tools provided by TACTech to seek out interchangeable components to the extent that the obsolete component has been discontinued by the original manufacturer. Thus, customers are better poised to modify assemblies, subassemblies and systems.

         Historically, the Company has focused its business on the military and aerospace markets. However, with the consolidation of aerospace and military manufacturers and increased application of industries formerly aligned with the military/aerospace industries to commercial markets; the Company's goal is to build the Commercial Library in order to better service its military and aerospace customers and to enter the commercial and industrial markets.

         There is not currently a trading market for the Company Stock. Immediately following the Distribution. TACTech anticipates that the Company Stock will be listed in the "Pink Sheets" under the symbol "TACT". See "Risk Factors - Lack of Current Market for TACTech Stock."


         Management of TACTech does not presently intend to pay cash dividends on the Company Stock following the Distribution. The dividend policy will be reviewed from time to time by TACTech's Board of Directors based on TACTech's earnings, financial position and such other business considerations as its Board of Directors considers pertinent.


                                The Distribution


         The Board of Directors of Zing will declare a distribution to holders of Zing Stock, as of the close of business on the Record Date, on the basis of one share of Company Stock (after giving effect to the Stock Split) for each five shares of Zing Stock held on the Record Date. The shares to be distributed will constitute 90% of the issued and outstanding shares of Company Stock immediately following the Distribution with the remaining ten percent (10%) being owned by the Company's executive vice president, Malcolm A. Baca. Following the Distribution, the Company will operate on a stand alone basis and the Company Stock will be publicly quoted in the "Pink Sheets". See "The Distribution" and "Description of Capital Stock." The Distribution is expected to be tax-free to Zing stockholders for Federal income tax purposes. See "Risk Factors - Certain Tax Considerations."

         At the Distribution Date, there will be 553,830 shares of Company Stock of which 498,447 shares of Company Stock will be distributed in the Distribution to Zing stockholders, based on 2,492,233 shares of Zing Stock expected to be outstanding on the Record Date. See "Description of Capital Stock." Such distributed shares will constitute 90% of the issued and outstanding shares of Company Stock immediately following the Distribution. The Distribution will be one share of Company Stock for each five shares of Zing Stock held on the Record Date. No fractional shares will be issued. Fractional shares will be acquired by TACTech for cash. See "The Distribution -- Manner of Effecting the Distribution."

         As of the Distribution Date, the Company and Zing will enter into several agreements and take certain other actions to define their ongoing relationships.

         Immediately prior to the Distribution, Zing will convert all of the loans due it from TACTech (which intercompany loans approximated $500,000 at December 31, 1996) into additional paid-in capital of TACTech without the issuance of additional Company Stock; Zing has informed the Company that it will guaranty repayment of principal indebtedness incurred by the Company within the first two years of the Distribution Date under a credit facility provided by one or more financial institutions up to an aggregate of $1,500,000, plus interest accrued thereon, provided such indebtedness is used for working capital purposes. Such guaranty will be reduced to a maximum $750,000 of principal indebtedness on the second anniversary of the Distribution Date. See "Certain Transactions -- Zing Guaranteed Credit Facility."

         The Company and Zing have agreed to indemnify each other after the Distribution with respect to certain losses, damages, claims and liabilities (including certain taxes) arising primarily from the operation of their respective businesses. See "Certain Transactions -- Indemnification Agreement."

         The Company will engage certain employees of Zing on a part-time basis pursuant to which they will act as advisors to the Company and will provide to the Company supervisory financial and strategic analysis services and various reporting, accounting and administrative services, and assist the Company in developing its business plans and strategies for the deployment of its assets. Management of the Company anticipates that the aggregate cost of such services will not exceed $100,000 per year. In connection with providing the management services, such Zing employees will advise in the development of the Company's business plan, advise the Company with respect to and negotiate material agreements on the Company's behalf, coordinate communications with the Company's stockholders, interface with the Company's counsel, advise the Company with respect to and negotiate prospective acquisitions and financings, prepare and file the Company's tax returns and reports required by applicable securities laws and rules of applicable stock exchanges, review and supervise the Company's accounting department and systems from time to time and suggest revisions and changes thereto, and perform such further services as they may agree to. The persons currently providing the services are Martin S. Fawer, Don Guarnieri and Michelle Mastropolo. Such services were previously provided by Zing to the Company and were included in general corporate charges. As of December 31, 1996, such charges aggregated $50,000. By allowing its employees to provide such services directly to the Company after the Distribution, rather than through Zing as is done currently, Zing will realize a corresponding reduction in payroll expense. See "Certain Transactions -- Management Services."

         Pursuant to an existing tax reimbursement arrangement applicable to the Company and Zing, which will be of no further force and effect after the Distribution, the Company is indebted to Zing in the amount of approximately $130,000 as of December 31, 1996 in respect of operation of the Company during its fiscal years ended June 30, 1995 and June 30, 1996, and the first six months of the current fiscal year. Such amounts are estimated based on the operations of the Company on a stand-alone basis, and may be adjusted upwards or downwards as a result of any tax liabilities assessed or removed in the event of a tax audit. See "Risk Factors -- Possible Lack of Liquidity." Additionally, pursuant to such tax allocation arrangement and the indemnification agreement, the Company, under certain circumstances, may be required to make further payments to Zing, or be entitled to reimbursements from Zing, in respect of taxes for periods prior to the Distribution Date arising from the operation of its business prior to the Distribution Date. See "Certain Transactions."



                         Federal Income Tax Consequences


         At the Distribution Date, Zing expects to receive an opinion from Ernst & Young, LLP to the effect that on the basis of certain facts and representations (including the facts contained in this prospectus), it is more likely than not that the Distribution will qualify as a non-taxable distribution under Section 355 of the Internal Revenue Code of 1986, as presently amended (the "Code"). For a more detailed discussion of the potential federal income tax consequences of the Distribution to the Zing stockholders, see "Risk Factors -- Certain Tax Considerations" and "The Distribution -- Certain Federal Income Tax Consequences of the Distribution."



                                   Record Date

         It is expected that the Record Date will be ___________ __, 1997.


         Distribution Agent, Escrow Agent, Transfer Agent and Registrar


         The Transfer Agent has agreed to hold the stock certificate evidencing 498,447 shares of Company Stock, as escrow agent, pursuant to a certain escrow agreement dated as of ___________ __, 1997. The Company Stock is to be distributed to Zing stockholders by the escrow agent upon receipt of a legal opinion from TACTech's counsel that the Company Registration

Statements  have  been  declared   effective  by  the  Securities  and  Exchange
Commission. See "The Distribution-Manner of Effecting Distribution."

                                Distribution Date


         It is expected that the Distribution Date will be as soon as practicable following the Securities and Exchange Commission's declaration of effectiveness of the Registration Statement of which this Prospectus is a part. As soon as practicable thereafter, the Transfer Agent will commence mailing the certificates representing shares of Company Stock. Holders of Zing Stock will not be required to make any payment or take any action, including tendering stock certificates, in order to receive Company Stock. See "The Distribution -- Manner of Effecting the Distribution."



                                  Risk Factors

         The Zing stockholders who will receive shares of Company Stock in the Distribution and persons who purchase Company Stock after the Distribution Date should consider certain factors discussed under the heading "Risk Factors" beginning on page 8.

         The foregoing is a brief summary of certain terms of the Distribution affecting Zing and the Company and their stockholders. A more complete description of the Distribution may be found in this prospectus under "The Distribution".

                                  RISK FACTORS

         Holders of Company Stock should be aware that the Distribution and the purchase and ownership of Company Stock involves certain risks, including those described below, which could adversely affect the value of their holdings of Company Stock. Neither Zing nor the Company makes, nor has either of them authorized any other person to make, any representation about the future market value of Company Stock.

Stand Alone Company


         As a subsidiary of Zing, TACTech has been able to resort to internal financial resources, including loans from Zing, to finance operating, research and development requirements. Although the management of TACTech expects that, following the Distribution, TACTech will have sufficient cash generated from operations, together with sufficient availability under one or more financial institution credit facilities, which the Company will seek to secure on the strength of Zing's agreement to guaranty payments thereunder, to finance the Company's operating, research and development requirements, the Distribution will result in Zing's cash reserves no longer being available to TACTech other than pursuant to such a guaranteed credit facility. There can be no assurance that the Company will be able to secure such a facility on acceptable terms, or at all. Historically, Zing has provided working capital and long-term loans to TACTech. However, after the Distribution, Zing will have no obligation other than pursuant to such guaranty to extend loans to TACTech or guaranty any of its indebtedness. If funds were needed by TACTech in excess of its internal financial resources and such guaranteed credit facility, there can be no assurance that TACTech would be able to obtain financing or that such financing would be on terms as favorable as it would have been had TACTech continued as a subsidiary of Zing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

         Following the Distribution, charges for securities laws compliance, such as Securities and Exchange Commission filing fees, legal and accounting fees and similar types of expenses, will be borne by TACTech, or, if initially paid by Zing, will be reimbursed by the Company, which amounts are likely to be greater than the prior allocations of corporate overhead when TACTech was a subsidiary of Zing, and will have a corresponding depressing effect on earnings going forward. Additionally, following the Distribution, TACTech will pay compensation to certain Zing employees designated to perform management services, in the aggregate amount of approximately $100,000 per annum for such management services to be provided which services were previously provided to TACTech by Zing and included in general corporate charges. By providing such services directly to the Company, rather than through Zing, Zing will realize a corresponding reduction in payroll expenses. See "Certain Transactions - Management Services."

Absence of Trading Market for Company Stock;
Requirements for Listing Securities on the NASDAQ
SmallCap Market(sm); Application of Penny Stock Rules;
Possible Volatility of Share Prices

         There is currently no established public trading market nor has there been any established public trading market for Company Stock. The Company anticipates that the Company Stock shall initially trade in the "Pink Sheets". There can be no assurance as to the prices at which Company Stock will trade after the Distribution Date. Until Company Stock is fully distributed and an orderly trading market develops (if one does), the prices at which such stock trades may fluctuate significantly. The trading price of the Company Stock could be subject to wide fluctuations in response to variations in operating results, announcements of technological innovations or new products by the Company, its suppliers or competitors, and other events or factors. In addition, in recent years the stock market has experienced large price and volume fluctuations, which often have been unrelated to the operating performance of specific companies or market sectors. These broad market fluctuations may adversely affect the market price of the Company Stock.

         Although the Company desires to achieve the listing of the Company Stock on the Nasdaq SmallCap Market(sm), the Company does not meet the standard to qualify for initial listing on the Nasdaq SmallCap Market(sm) and there can be no assurance that the Company will meet such requirements in the future. Thus, the Company Stock in all likelihood will be traded on an electronic bulletin board established for securities that do not meet the Nasdaq SmallCap Market(sm) listing requirements, and what is commonly referred to as the "Pink Sheets." As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company Stock.

         In addition, there is a significant risk that the Company's Stock will be subject to the so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with a spouse.) For transactions covered by the penny stock rules, a broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. Consequently, both the ability of a broker-dealer to sell the Company Stock and the ability of holders of Company Stock to sell their securities in the secondary market may be adversely affected.

         The Securities and Exchange Commission has adopted regulations that define a "penny stock" to be an equity security that has a market price (as defined in the regulations) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule relating to the penny stock market. The broker-dealer must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is to sell the securities as a marker-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As a result of the additional suitability requirements and disclosure requirements, if the Company Stock is determined to be "penny stock," an investor may find it more difficult to dispose of the Company Stock.

         The NASD requires prospective listing applicants for the Nasdaq SmallCap Market(SM) to meet certain initial listing standards and continuing listing standards. Additionally, the NASD has proposed amendments (the "Proposed Amendments") to the current listing criteria, which if adopted, would increase the threshold amounts required for initial listing eligibility. Generally, the initial listing standards as currently set forth under the NASD regulations, require, among other things, satisfaction of the following minimum requirements with respect to the issuer and the security to be listed. (Additionally, the Proposed Amendments are also discussed, to the extent applicable).

         (i) The issuer must have total assets of not less than $4,000,000 and capital and capital surplus (exclusive of certain securities) of not less than $2,000,000. Under the Proposed Amendments, the applicant must have either net tangible assets of $4 million, net income of $750,000 in two of the last three years, or market capitalization of at least $50 million;

         (ii) The common stock of the issuer must be held by at least 300 shareholders and have a minimum bid price of $3.00 per share. Under the Proposed Amendments, the 300 shareholder requirement would remain the same, although the minimum bid price would be increased to $4.00 per share;

         (iii) At least 100,000 shares of the common stock of the issuer must be held by the public, and must have a market value of at least $1,000,000. Under the Proposed Amendments, the number of publicly held shares would be increased to one million shares, and the required market value of such shares would be increased to at least $5,000,000; and

         (iv) The common stock of the issuer must have at least two registered and active market makers, one of which may be a market maker entering a stabilizing bid. The Proposed Amendments would require that the common stock of the issuer have at least three market makers.

         Additionally, the Proposed Amendments would require the issuer to comply with certain corporate governance standards which are currently applicable only to securities listed on the Nasdaq National Market, as well as maintain a market capitalization of at least $50 million if the issuer has an operating history of less than one year.

         At December 31, 1996, the Company's financial condition did not satisfy the quantitative criteria for initial listing on the SmallCap Market as set forth by the NASD concerning total assets, capital and surplus, net tangible assets or net income.


Decline in Defense and/or Aerospace Spending


         As a result of the decreased U.S. defense budget and spending over the past few years, the manufacture of semiconductor and other electronic components for military and aerospace applications has been shrinking, and the military and aerospace systems manufacturers are experiencing a period of consolidation. In certain circumstances, this diminishing manufacturing supply in the military and aerospace industry may be beneficial to the Company because the Company's services are used to analyze incidents of component obsolescence. However, generally, such consolidation makes the Company's military and aerospace customers less stable and could reduce the number of customers and potential customers for the Company's services. Unless the Company is able successfully to penetrate the commercial and industrial market, the decline in defense and aerospace spending coupled with consolidation in the defense and aerospace market and diminishing manufacturer supply for military semiconductors could materially and adversely affect the Company.

         Approximately  95% of the  business of TACTech  derives  from  military projects, principally through sales to military, defense and aerospace contractors. In the event that military, defense and/or aerospace spending were to continue to decline significantly or the diminishing manufacturer supply of semiconductors for military and aerospace applications were to continue, sales by TACTech could suffer a corresponding or greater decline. In such event, TACTech would have to seek replacement markets in other segments of the electronics industry. There can be no assurance that such markets would be available or that TACTech would be successful in penetrating them.


         The number of military contractors that participate in defense type work is rapidly decreasing chiefly as a result of mergers and consolidation; and thus, the number of potential military/defense clients available that could make use of the Company's services is likewise decreasing. Additionally, military and aerospace contractors are seeking to incorporate a larger percentage of commercial/industrial components in the systems they produce. The development of the Commercial Library to better service the Company's existing customers and to protect the Company from its current dependence on the military market will require significant investment of effort and resources by the Company, and is subject to many uncertainties.

Dependence on Key Personnel


         The businesses of TACTech are substantially dependent upon the active participation and technical expertise of its executive officers. TACTech is dependent upon Malcolm A. Baca, its Executive Vice President and Chief Operating Officer. Zing currently maintains a key-man life insurance policy on Mr. Baca in the amount of $1,700,000. Zing is entitled to receive 90% of the death benefit under such policy. In connection with the Distribution, it is contemplated that such life insurance policy will be transferred to the Company so that the Company shall be the 90% beneficiary of the policy on Mr. Baca's life. There can be no assurance, however, that the Company can obtain executives of comparable expertise and commitment in the event of death, or that the business of the Company would not suffer material adverse effects as the result of the death (notwithstanding coverage by key-man insurance), disability or voluntary departure of any such executive officer. The Company has no, and it is contemplated that after the Distribution it will not have, insurance on the life of Mr. Robert E. Schrader (the Company's part-time President, Chief Executive Officer and Chairman of the Board of Directors). However, the business of the Company is substantially dependant upon Mr. Schrader both as a result of the services he performs directly for the Company and indirectly through Zing. After the Distribution, the Company's Board of Directors shall regularly re-evaluate the need for and amount of such key-man life insurance.


         Additionally,   TACTech's   methodology  utilized  in  the  growth  and
maintenance of its semiconductor libraries and data bases may depend under certain employees and/or groups of employees.

         Under certain circumstances, the loss of the services of Mr. Baca or Mr. Schrader, or the departure of such employees or groups could materially and adversely affect the Company.

Competition

         TACTech's license agreements are cancelable on thirty (30) days' notice. TACTech competes with many data service companies which possess greater financial and human resources than does TACTech.

         TACTech's management believes that TACTech offers the only commercially available, continuously updated real-time, on-line information service dedicated to tracking semiconductor obsolescence and diminishing source management in the electronic component industry. However, there can be no assurance that other companies, including existing customers of TACTech, will not avail themselves of sources of data to develop their own software and data base services either in competition with TACTech or to enable them to have their own sources for such services. TACTech's software services and data bases are protected by trade secret provisions of license agreements and by copyright laws, but because such provisions and laws are frequently difficult or costly to enforce, there can be no assurance that such protection will prove effective.

         With the advent of the Internet and the World Wide Web, electronic manufacturers may publish information about their components to the general public as a service to their customers. Although the Company's management does not believe such manufacturers will behave in this manner, such behavior could materially and adversely affect the Company.


         The market for the Company's data services is characterized by technological changes, changing customer requirements, and evolving industry standards. The introduction of competitive products incorporating new technologies and the emergence of new industry standards could render the Company's existing products obsolete or unmarketable. The Company competes with other companies which offer a wide array of information services. Such competitors may be better able to afford to develop sales and marketing infrastructure which the Company believes is vital to survive in the shrinking military marketplace and to gain entry to the growing commercial industrial marketplace. Many of such competitors already have dedicated direct sales forces in the global markets, where the Company plans to develop and increase its marketing presence.


         An integral part of the Company's strategy is to expand its direct sales force and to establish marketing and selling relationships both domestically and internationally. The ability of the Company to achieve revenue growth in the future depends on its success in adding direct sales employees and representatives, and establishing marketing and selling relationships with other organizations. There can be no assurance that the Company will be able to attract sufficient direct sales personnel, or other marketing or selling partners to market the Company's services and products effectively. There can be no assurance that the cost of the Company's investment in direct and indirect sales channels will exceed the revenue generated by such investment, or that the Company's sales and marketing organization will successfully compete against the sales and marketing organizations of the Company's competitors.

No Assurance that TACTech Can Continue
to Obtain Information to Update its
Database or Grow the Commercial Library;
Value Added Business

         Approximately one-third of TACTech's information for its data bases comes from U.S. Governmental agencies and two-thirds from numerous companies in the private sector. There can be no assurance that existing arrangements with suppliers of data from the private sector will continue in effect or, if they are canceled, that TACTech will be able to enter into arrangements with other suppliers on terms as beneficial to TACTech as those presently in effect. Although information from U.S. Governmental agencies is generally available though Freedom of Information Act requests, there can be no assurance that TACTech will continue to obtain sufficient data from U.S. Governmental agencies to conduct its business.


         Currently, the Company has good support from the military semiconductor manufacturers and is able continually to update its military and aerospace semiconductor library to reflect current changes on a near real-time, on-line basis. However, as the Company attempts to expand its services and penetrate new markets, there can be no assurance that the Company will be able to achieve the same degree of cooperation from industrial/commercial semiconductor manufacturers. In addition, as the military and aerospace semiconductor market shrinks and the number of manufacturers servicing such market shrinks, there can be no assurance that the Company will be able to continue to update and complement its military semiconductor library in an appropriate fashion to continue to adequately service its military and aerospace customers. Duplicating the Company's information services for expansion into the commercial and industrial market, as well as augmenting the Company's existing libraries and data bases with information on commercial/industrial components to better service existing military and aerospace customers, would greatly increase maintenance costs to the Company. The cost of maintaining the Commercial Library, once it is built, is likely to be significantly greater than the cost of maintaining the Company's existing military library.

         Management estimates that the Company has obtained information on approximately 75% of the microcircuits and 30% of the diodes and transistors which management believes that the Company would have to obtain in order to better service its existing military and aerospace customers. Of the approximately 250,000 commercial/industrial semiconductors available in the commercial/industrial market, the Company's management estimates that its data bases contain information on approximately 16% of all of the microcircuits available in the commercial/industrial market and approximately 12% of the diodes and transistors available in the commercial/industrial market. Thus, a substantial amount of new information on commercial/industrial semiconductor products must be obtained by the Company in order for the Company to achieve its goals of better servicing its existing military and aerospace customers and sufficiently penetrating the commercial/industrial market.



         The Company's management believes that achieving the goal of developing a Commercial Library in order sufficiently to penetrate the commercial/industrial market could require at least 18 months. There can be no assurance that such goal can be reached in a timely manner.

         Moreover, as TACTech attempts to gain entry into global markets (Europe and the Far East), there can be no assurance that the global commercial semiconductor manufacturers will support the Commercial Library and cooperate with the Company in a manner similar to U.S. semiconductor manufacturers. Advancements in the Internet and World Wide Web sites may reduce the value of information services that the Company offers because manufacturers may choose to post information regarding their own products on the Internet, rather than through the Company. Although the Company believes that the Company's services are more desirable to customers than the review by customers of obsolescence and specifications of their semiconductor products on a manufacturer-by-manufacturer basis, if manufacturers make information available on the Internet rather than through the Company, this may decrease the value of the Company's libraries and data bases and could result in a material and adverse effect on the Company.

         Since the Company's services allow users to access information which may, in the future, be made available in the public domain, the Company places a great emphasis on the value-added services it provides to customers such as providing software tools to allow customers better to navigate the Company's data bases and libraries. There can be no assurance that such value-added services would be perceived by customers to be valuable.

         Electronic equipment manufacturers in the military and aerospace market are currently driving to incorporate a greater percentage of commercial components in the systems they produce. In order to continue to provide a valuable service to the Company's military and aerospace customers, the Company must continuously augment the existing military and aerospace data library with commercial/industrial component information.


         Military and aerospace contractors increasingly are turning to commercial/industrial manufacturers of semiconductors for components to be utilized in such contractors' products. This migration from military and aerospace semiconductors to commercial/industrial semiconductors may lead to a further decrease in the demand for information concerning military and aerospace semiconductors. Thus, there can be no assurance that unless the Company effectively grows the Commercial Library (for use both by military and aerospace customers and commercial/industrial customers) that this migration away from military and aerospace semiconductors will not materially and adversely affect the Company.


         There can be no assurance that the Company will be able to effectively grow the Commercial Library. The development of a Commercial Library and the augmentation of the Company's existing military library with commercial type information may be difficult to implement, be costly to the Company, and, if not achieved, have a material adverse effect on the Company's future competitiveness and profitability.

Utilization of Commercial/Industrial Information by the Company

         The Company believes that in order sufficiently to penetrate the commercial/industrial market, the Company must build the Commercial Library. Although, in the past, the Company has successfully integrated information regarding military and aerospace semiconductors with its proprietary computer software tools, there can be no assurance that the Company will successfully be able to integrate information regarding commercial/industrial semiconductors with its computer software tools. The failure to so integrate information regarding commercial/industrial semiconductors could materially and adversely affect the Company.

Technological Change and New Product Development


         Rapid technological changes in the semiconductor industry are rendering many industrial semiconductor components obsolete. The Company believes that opportunities for the Company's services in the military and aerospace market are limited. Thus, the Company believes that the Company must penetrate the larger industrial/commercial market in order to reach its financial objectives.


         Currently, TACTech provides services to customers' personal computers via telephone line transmission and over the Internet. In the event of changes in the structure of the computer hardware systems used by subscribers to operate TACTech's data base software, TACTech would incur capital costs for new equipment and development costs in connection with the reconfiguring of its software programs, which costs could be substantial and could have an adverse effect on TACTech's profitability. In addition, TACTech regularly incurs capital costs in connection with its new product development in advance of their being ready for market, and there can be no assurances that such new products will prove profitable.

         There can be no assurance that the Company will be successful in developing and marketing product enhancements or new products that respond to technological change or evolving industry standards, or that the Company will not experience difficulties that could delay or prevent the successful introduction, development or marketing of these products. Further, there can be no assurance that the Company's new product and product enhancements will adequately address the requirements of the marketplace and thereby achieve market acceptance. If the Company is unable to develop and introduce new products or enhancements of existing products in a timely manner, or if the Company experiences delays in the introduction of new products or enhancements, the Company may be materially and adversely affected.


         Software and hardware technologies rapidly change. The Company must continue to upgrade its hardware and software in order to adequately serve its customers. Moreover, as the demand for the Company's services increases, the Company must continue to update its hardware and software in order to meet such increased demand. There can be no assurance that the Company will be able adequately to meet such technological advances. This failure may materially and adversely affect the Company.

         The Company's management believes that in order to better service its customers, it will have to offer more value-added services. There can be no assurance that the Company will be able to develop and offer such additional value-added services like providing software tools to enable customers better to navigate the Company's libraries and databases. Failure to so develop additional value-added services may materially and adversely affect the Company.


Pricing Structure


         Currently, the Company charges a flat subscription fee for its services. As telecommunications technology improves, the Company may desire to change its pricing structure so that charges are linked to the amount of time that the Company's services are accessed by its customers. The Company can not predict whether it can successfully implement such a new pricing structure. The inability to implement a new pricing structure may materially and adversely affect the Company.

Short Term, Terminable License Agreements; Dependence on Significant Customers.


         The Company's license agreements with its customers are generally for terms of 12 months and may be canceled by either party upon 30 days notice. Thus, there can be no assurance that the Company will be able to maintain existing subscription levels and customers. In the event that customers cancel their license agreements, that Company may be materially and adversely affected since the Company relies on the subscriber revenue generated by such license agreements.

         A significant portion of the Company's revenues has historically been derived from large sales to a limited number of customers, including Arrow Electronics Inc. and Lockheed Martin Marietta (where, with respect to Lockheed Martin Marietta, such revenue is generated from several Lockheed Martin Marietta locations). The loss of either of such customers (or of locations of Lockheed Martin Marietta) may materially and adversely affect the Company.


Risks Associated with Emerging Internet Market


         A portion of the Company's strategy is to leverage the Internet and the World Wide Web to provide access to its services and databases, as well as to additional value-added content. The Company may devote substantial resources to developing products designed for use with the Internet and the World Wide Web, and there can be no assurance that the revenues generated, if any, from the use of the World Wide Web or the Internet will be greater than the cost of developing and modifying products for such use. Further, the Company's solutions may be rendered obsolete by, or less valuable in comparison to, competitive solutions made possible by future developments of the Internet in general or the World Wide Web portion thereof specifically. If this were to occur, the Company would be materially adversely affected.

         There can be no assurance that the Company's technology will enable the Company to meet increased demand for the Company's services through the Internet generally and the World Wide Web specifically. A failure to meet the demands of changing technology could materially and adversely affect the Company.


Risk of Product Defects; Security Failure

         Software and reference data products as complex as those offered by the Company frequently contain undetected errors or failures when first introduced or when new versions are released. The Company has in the past discovered software bugs and data errors in certain of its products and enhancements, both before and after initial implementation. There can be no assurance that, despite testing by the Company and current and potential customers, errors will not occur in products, data or releases after commencement of commercial applications, resulting in loss of or delay in market acceptance, which could have a material adverse effect on the Company.


         The Company's management believes that the Company engages in adequate security measures to protect the Company's hardware, software, data bases and libraries. See "Business of TACTech-Security Measures." However, the failure of security measures could materially and adversely affect the Company. Additionally, to the extent that such security measures entail the use of encryption technology not approved for export by the United States government, the competitiveness of the Company in international markets could be adversely affected.


No Long Term Facility Lease


         TACTech is currently subletting approximately 7,000 square fee in Yorba Linda, California from Arrow Electronics on a month-to-month basis at a cost of $3,500. Arrow Electronics' lease expires in November, 1997. TACTech believes that its current rental rate is below market and there can be no assurance that TACTech can continue to lease suitable office space for its operations on a long term basis at such a favorable rental rate. TACTech's failure to locate and lease adequate facilities at a favorable rent and for an appropriate duration could materially and adversely affect TACTech.

Certain Antitakeover Effects


         The Company's Amended and Restated Certificate of Incorporation (the "Company Certificate") which will be effective prior to the Distribution Date includes certain provisions that are intended to prevent or delay the acquisition of the Company by means of a tender offer, proxy contest or otherwise. Specifically, although at present the Company has only three directors serving on its board and staggered board provisions in the Company Certificate are not yet effective, the Company Certificate provides that while there are greater than three directors and fewer than seven directors, the Board of Directors shall be classified into two classes with the directors in each class to serve staggered two year terms, and where there are more than six directors, the Board of Directors shall be classified into three classes with the directors in each class serving staggered three year terms. The Company Certificate fixes the size of the Board at not less than three nor more than ten directors with the exact number being set by resolution of the Board of Directors. In addition, the Company Certificate authorizes the Board of Directors of the Company to issue preferred stock without further stockholder approval, which could have dividend, redemption, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of Company Stock. Finally, the Company is subject to Section 203 of the Delaware General Corporation Law (the "DGCL") which limits transactions between a publicly held company and "interested stockholders" (generally those stockholders who, together with their affiliates and associates, own 15% or more of a company's outstanding capital stock). The anti-takeover provisions of the Company's Certificate and By-laws are more restrictive than the DGCL. Any one of, or a combination of, the above anti-takeover provisions could discourage a third party from attempting to acquire control of the Company. See "Description of Capital Stock."


Control by Major Shareholder; Concentration of Stock Ownership


         Upon completion of the Distribution, Robert E. Schrader and Malcolm A. Baca will own 230,542 and 55,383 shares, respectively, of the Company Stock, or approximately 41.6% and 10.0%, respectively, of the Company's voting securities. Accordingly, Mr. Schrader may be deemed to be a controlling person of the Company. The Company's management and directors as a group shall own approximately 296,096 shares, or 53.5%, of the issued and outstanding shares of the Company Stock following the Distribution. Consequently, Zing's management and the directors will be able to exert significant influence over the election of the Company's directors and the outcome of other corporate matters requiring stockholder approval, including changes in control of the Company. Mr. Schrader is employed by the Company for a three-year period as its Chief Executive Officer, Chairman of the Board and President. Since he is also the principal shareholder, President, Chief Executive Officer and Chairman of the Board of Zing, Mr. Schrader will be engaged only part-time to the business of the Company. Under his employment agreement with the Company, if Mr. Schrader's employment were to terminate following a change in control of the Company, Mr. Schrader would be entitled to receive his remaining salary plus $250,000. See "Relationship With Zing; Potential Conflicts of Interest."


Shares Eligible for Future Sale


         After completion of the Distribution, the 230,542 shares and 55,383 shares of Company stock owned by Robert E. Schrader and Malcolm A. Baca, respectively, will be deemed to be "restricted securities" within the meaning of Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"). The restricted shares held by Mr. Baca will be eligible for sale by Mr. Baca under Rule 144, as amended, since he has beneficially owned such shares for more than one year, subject, however, to volume limitation and the other restrictions of Rule 144. The shares held by Mr. Schrader will not be eligible for sale under Rule 144 until one year following the Distribution, and will then be subject to volume limitation and other restrictions of Rule 144. In addition, Mr. Baca's shares are subject to further restrictions on the future sale of such shares under a lock-up agreement contained in his employment agreement. See "Directors and Management of TACTech - Employment Contracts, Termination of Employment and Change-In-Control Arrangements." The Company is unable to estimate the number of shares that may be sold in the future by Mr. Baca or the effect, if any, that sales of restricted shares by Mr. Baca will have on the market price of the Company Stock prevailing from time to time. Sales of substantial amounts of Company Stock by Mr. Baca under Rule 144 or otherwise, or even the potential of such sales, may have an adverse effect on the market price of Company Stock. See "Description of Capital Stock - The Company Stock."

Potential Dilution


         Although there are currently no outstanding options to purchase Company stock, pursuant to the Transition Analysis Component Technology, Inc. 1997 Stock Option Plan (the "Option Plan"), it is contemplated that after the Distribution Date stock options will be issued. Thus, the ownership of Company stock may be subject to significant dilution. See "Directors and Management of TACTech - 1997 Option Plan."

         The Company may file a registration statement under the Securities Act to register an aggregate of 60,000 shares of Company Stock reserved for issuance upon the exercise of stock options issuable under the Option Plan. No stock options have yet been granted under the Option Plan. However, upon the grant and subsequent exercise of such stock options, the shares subject to such registration statement will be available for sale in the public market, subject to Rule 144 limitations applicable to affiliates of the Company. Future sales of shares of Company Stock issued pursuant to the Option Plan could adversely affect the prevailing market price of the Company Stock. See "Description of Capital Stock - The Company Stock" and "Directors and Management of TACTech - 1997 Option Plan."

         In the future, in connection with achieving TACTech's goal to enter into strategic alliances and/or to make acquisitions to augment its business, TACTech may issue shares of TACTech Stock or options to purchase TACTech Stock to third parties. Any such issuance would result in further dilution of outstanding shares of TACTech Stock.


Important Considerations Related to Forward-Looking Statements


         With the exception of historical information, the matters discussed in this document may include forward-looking statements that involve risks and uncertainties. The Company wishes to caution readers that a number of important factors, including those identified in this section as well as factors discussed elsewhere in this filing, could affect the Company's actual results and cause actual results to differ materially from those in the forward-looking statements. See "Special Note Regarding Forward-Looking Statements."


Dividends

         Management of TACTech does not presently intend to pay cash dividends on the Company Stock following the Distribution or in the foreseeable future. The dividend policy will be reviewed from time to time by TACTech's Board of Directors based on TACTech's earnings, financial position and such other business considerations as its Board of Directors considers pertinent.

Certain Tax Considerations


         Zing expects to receive an opinion from Ernst & Young LLP to the effect that it is more likely than not that the Distribution will qualify as a tax-free distribution pursuant to Section 355 of the Code. However, such opinion will be based upon certain representations made by the management of Zing and upon certain assumptions of fact, which have not been independently verified, and is not binding on the IRS or the courts. No ruling has been or will be sought from the IRS regarding the tax consequences of the Distribution. Accordingly, it is possible that, notwithstanding such opinion, the Distribution might not qualify for tax-free treatment under Section 355 of the Code, in which case: (i) Zing would be required to recognize taxable gain on the Distribution equal to the excess of the fair market value of the Company Stock distributed over Zing's then tax basis in such stock; and (ii) the Company Stock received by each Zing stockholder would be treated as a dividend taxable as ordinary income to such stockholder, in an amount equal to the fair market value of the Company Stock received by such stockholder. See "The Distribution--Certain Federal Income Tax Consequences of the Distribution."

Possible Lack of Liquidity


         As of December 31, 1996, the Company was indebted to Zing in the aggregate amount of approximately $130,000 pursuant to an existing tax reimbursement arrangement with Zing. The Company has reimbursed or will reimburse Zing for up to $100,000 of expenses incurred by Zing in connection with the costs of preparing and filing the Company Registration

Statements. TACTech's management is currently contemplating an expansion program for the Company which would include, among other things, expanding its direct sales force, establishing marketing and selling relationships both domestically and internationally, developing its Commercial Library, and developing and offering additional value-added services to its customers. See "Risk
Factors--Competition", "--No Assurance that TACTech Can Continue to Obtain Information to Update its Database or Grow the Commercial Library; Value Added Business", "--Technological Change". While the Company has adequate liquidity and financial resources to fund its current operations, it may be unable to generate sufficient cash and cash equivalents to engage in all aspects of the expansion program unless the Company is able to obtain a credit facility from one or more financial institutions. While the Company believes it will be able to obtain such credit facility based on the strength of Zing's agreement to guaranty a portion thereof, there can be no assurance that it will be able to do so. If the Company is unable to obtain a credit facility, it is likely that it will be required to significantly reduce the scope and or timing of its expansion activities as currently contemplated by TACTech's management. Zing has advised the Company that it will agree to guaranty repayment of up to $1,500,000 of principal indebtedness under one or more credit facilities with a financial institution, which guaranty will be reduced to $750,000 principal indebtedness on the second anniversary of the Distribution Date. See "Certain Transactions --Zing Guaranteed Credit Facility."

Relationship with Zing; Potential Conflicts of Interest

         The Company does not have an operating history as an independent public company. The operations of the Company historically have relied on Zing for certain necessary administrative services. As of the Distribution Date, Zing and the Company will enter into several agreements and take certain other actions for purposes of governing certain of the ongoing relationships between the two companies following the Distribution, including indemnification obligations, management services to be provided to the Company by certain current employees of Zing and Zing's willingness to guaranty repayment under a credit facility. Pursuant to the Indemnification Agreement to be entered into between Zing and the Company in connection with the Distribution (the "Indemnification Agreement"), the Company will agree to indemnify Zing against all expenses and liabilities resulting from (i) the operation of the Company from and after the Distribution, (ii) Zing's operations of TACTech's business prior to the
Distribution other than those based upon the tax consequences of the Distribution and (iii) any claim, suit or other type of proceeding based upon, arising out of or in connection with any information concerning the Company in this prospectus or any information furnished by the Company concerning the Company for inclusion in this prospectus; and Zing will indemnify the Company for any claims incurred or suffered, directly or indirectly, by them resulting from or attributable to, among other things (i) the operation of Zing from after the Distribution and (ii) any claim, suit or other type of proceeding based upon, arising out of or in connection with the operation of Zing's business (other than the Company's business) prior to the Distribution and (iii) any claim, suit or other type of proceeding based upon, arising out of or in connection with any information concerning Zing in this prospectus or any information furnished by Zing concerning Zing for inclusion in this prospectus. Although the Company is not aware of any pending or threatened material liability for which the Company anticipates becoming obligated to make payments in connection with its obligations to indemnify Zing, there can be no assurance that such indemnification obligations could not arise or that such indemnification obligations would not be material to the Company). See "Certain Transactions - Indemnification Agreement."

         The Company will engage certain current employees of Zing on a part-time basis to render to the Company the following management services for a cost not expected to exceed $100,000 per year: to advise in the development of the Company's business plan, to advise the Company with respect to and to negotiate material agreements on the Company's behalf, to coordinate communications with the Company's stockholders, to advise the Company with respect to and to negotiate prospective acquisitions and financings, to prepare and file the Company's tax returns and reports required by applicable securities laws and rules of applicable stock exchanges, to review and supervise the Company's accounting department and systems from time to time and suggest revisions and changes thereto, to perform supervisory financial and strategic analysis services, and to perform such further services as agreed by the Company and Zing. See "Certain Transactions -- Management Services." A potential conflict of interest could arise if such Zing employees were unable to render such management services to the Company as a result, inter alia, of conflicting instructions from the Board of Directors of Zing in connection with any transactions between the Company and Zing (as, for example, Zing's willingness to guaranty TACTech's indebtedness pursuant to a credit facility), or of Zing's willingness to make such persons available to the Company when needed.

         Additionally, Zing has informed the Company that it will provide to the Company credit enhancement in the form of a guaranty of repayment by the Company of principal indebtedness incurred by the Company to one or more financial institutions in the aggregate amount of $1,500,000, plus interest thereon, provided such indebtedness was used for ordinary working capital purposes. Zing's guaranty will be reduced to a maximum principal amount of $750,000 on the second anniversary of the Distribution Date. However, there can be no assurance that those members of the Company's Board of Directors who also serve on Zing's Board of Directors will exercise their discretion in their Zing capacity for the benefit of the Company with respect to the terms of a guaranteed credit facility if they conclude that such is not in Zing's best interests. See "Certain Transactions Zing Guaranteed Credit Facility."

         These agreements and arrangements were negotiated while the Company was owned by Zing and consequently are not the result of arm's-length negotiations between independent parties. Nonetheless, the Company believes that the agreements are fair to the Company and contain terms which are no less favorable to the Company than could be obtained as a result of arm's-length negotiations, although there can be no assurance thereof. See "Certain Transactions."

         Under his employment agreement with the Company, Mr. Schrader will be entitled to receive substantial compensation should his employment terminate following a change in control of the Company. Since Mr. Schrader is effectively in control of the Company, he may have the ability to cause such a change in control.



                                THE DISTRIBUTION

Background of the Distribution


         The Distribution is being undertaken by Zing because Zing's management believes that, after giving effect to the Distribution, TACTech will be able to more readily obtain equity financing and use its capital stock to make acquisitions; investors will be better able to evaluate the financial performance of TACTech, thus enhancing the likelihood that it will achieve appropriate market recognition and will increase over time the value of an investment in the respective companies; and TACTech's Management will be provided with an incentive (through existing stock ownership and future grants of stock options) to increase the market value of TACTech while simultaneously imposing direct accountability to public investors for TACTech's management policies and financial results.


Manner of Effecting the Distribution


         Pursuant to the Distribution, Zing will distribute to its stockholders of record as of the Record Date one share of Company Stock, after giving effect to the Stock Split, for each five (5) shares of Zing Stock then held. On the Distribution Date, Zing will deliver to the Transfer Agent, Zing's Distribution Agent in connection with the Distribution, certificates evidencing all of the issued and outstanding shares of Company Stock owned by Zing, which will represent 90% of the issued and outstanding shares of Company Stock. All shares of Company Stock distributed will be fully paid, nonassessable and free of preemptive rights.

         As a result of the Distribution, 90% of the issued and outstanding shares of Company Stock will be distributed to persons who hold Zing Stock on the Record Date, with the remaining 10% being owned by the Company's Executive Vice President, Malcolm Baca. The Record Date is expected to be on or about [ ], and the Distribution Date will be as soon as practicable following the Securities and Exchange Commission's declaration of effectiveness of the Company Registration Statements. It is presently anticipated that certificates representing Company Stock will be mailed to eligible Zing stockholders promptly following the Distribution Date. The Distribution will not affect the number of, or the rights attaching to, outstanding shares of Zing Stock.

         No holder of Zing Stock will be required to pay any cash or other consideration for the shares of Company Stock received in the Distribution nor will any action be required to be taken by any such holder, including tendering stock certificates, in order to receive shares of Company Stock. Zing will account for the Distribution as a dividend and will reduce its stockholders' equity by the net book value of the Company Stock distributed.

         No certificates or scrip representing fractional shares of Company Stock will be issued as part of the Distribution. The Transfer Agent will aggregate fractional shares into whole shares and sell them back to the Company shortly after the Distribution Date on behalf of holders who otherwise would be entitled to receive fractional share interests. Such persons will instead receive a cash payment in the amount of their pro rata share of the total sales proceeds from the sale of the fractional share interests. Fractional share interests will be purchased by the Company at the average of the high and low bids quoted for the Company Stock on the day after the Distribution.

         Most expenses of the Distribution will initially be paid by Zing. The Company, however, has reimbursed or has agreed to reimburse Zing for that portion of such expenses pertaining directly to the costs of preparing and filing the Company Registration Statements, up to a maximum amount of $100,000.


         IN ORDER TO BE ENTITLED TO RECEIVE THE DISTRIBUTION OF COMPANY STOCK, A ZING STOCKHOLDER RECEIVING THIS PROSPECTUS MUST HAVE BEEN A HOLDER OF RECORD OF ZING STOCK ON THE RECORD DATE.

Listing and Trading of Company Stock


         The Company anticipates the Company Stock will be quoted in the "Pink Sheets" under the symbol ["TACT"] following the Distribution. See "Risk Factors
- Absence of Trading Market for Company Stock; Requirements for Listing on Nasdaq SmallCap Market(sm); Application of Penny Stock Rules." The transfer agent and registrar for the Company Stock is The Bank of New York.

         No current public trading market for the Company Stock exists, although a "when-issued" market could develop several days prior to the Distribution Date. The extent of the market for the Company Stock and the prices at which the Company Stock may trade prior to or after the Distribution cannot be predicted. See "Risk Factors -- Absence of Trading Market for Company Stock; Requirements for Listing on Nasdaq SmallCap Market(sm); Application of Penny Stock Rules."

         The Company Stock distributed to the stockholders of Zing as of the Record Date will be freely transferable, except for Company Stock received by persons who may be deemed to be "affiliates" of the Company under the Securities Act. Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that control, are controlled by or are under common control with the Company and may include certain officers and directors of the Company as well as principal stockholders of the Company. Persons who are affiliates of the Company will be permitted to sell their Company Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions provided by Section 4(1) of the Securities Act or Rule 144 thereunder. It is not expected that Rule 144 will be available for the sale of Company Stock by affiliates of the Company until at least 90 days after the effectiveness of the Company's registration statement registering Company Stock under the Exchange Act. See "Description of Capital Stock -- The Company Stock."


Certain Federal Income Tax Consequences of the Distribution


         General. The following is a summary description of certain Federal income tax consequences of the Distribution to Zing and to the holders of shares of Zing Stock. The summary set forth below is for general information only, does not purport to cover all potential Federal income tax consequences, and may not apply to particular categories of holders of shares of Zing Stock subject to special treatment under the Code, including without limitation, foreign holders and holders whose Zing securities were acquired pursuant to the exercise of any employee stock option or otherwise as compensation. The discussion is based upon the Code, applicable Treasury Regulations thereunder, judicial decisions and current administrative rulings and practices, all as in effect on the date of this prospectus, and does not address any state, local, or foreign income or other tax consequences of the Distribution. No rulings from the Internal Revenue Service have been requested concerning such tax consequences.

         ACCORDINGLY EACH HOLDER OF SHARES OF ZING STOCK IS ADVISED TO CONSULT SUCH HOLDER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE DISTRIBUTION, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

         Tax Consequences of the Distribution. Zing expects to receive an opinion from Ernst & Young LLP to the effect that it is more likely than not that the Distribution, for Federal income tax purposes, should be treated as a tax-free spinoff pursuant to Section 355 of the Code. The tax opinion will be based upon the Code and authorities interpreting the Code as of the date of the issuance of such opinion. The tax opinion will not be updated for any changes to the Code or authorities interpreting the Code that may occur after the date of the issuance of such opinion and assumes that the Distribution will be consummated as described herein. It should be noted that no ruling has been sought or will be sought from the IRS regarding the Distribution. Neither this summary nor the tax opinion is binding on the IRS or the courts, and consequently, there can be no assurance that the IRS or a court will agree with the conclusions expressed herein or in the tax opinion. The delivery of the tax opinion is conditioned upon the receipt of certain representations to be made by the managements of Zing and the Company, and certain other data, documentation, and materials as deemed necessary (including the information contained in this prospectus), none of which has been independently verified by Ernst & Young LLP, and certain limitations set forth therein.

         It is expected that the tax opinion will state that, more likely than not, the Distribution should qualify as a tax-free distribution under Section 355 of the Code and, consequently, the following Federal income tax consequences should result:

          1. A Zing stockholder should not recognize any taxable income, gain or loss as a result of the receipt of Company Stock in the Distribution.

          2. Following the Distribution, a Zing stockholder should apportion the tax basis of such stockholder's shares of Zing Stock between such Zing Stock and the Company Stock received in the Distribution in proportion to the relative fair market values of such Zing Stock and Company Stock on the Distribution Date.

          3. A Zing stockholder's holding period for the Company Stock received in the Distribution should include the period during which such stockholder held the Zing Stock with respect to which the Company Stock was received, provided that such Zing Stock is held as a capital asset by such stockholder as of the time of the Distribution.

          4. No income, gain or loss should be recognized by Zing as a result of the Distribution.

         Ernst & Young LLP's opinion with respect to the Distribution will be based upon certain representations of fact made by the management of Zing and assumptions of fact, which have not been independently verified, and is not binding upon the IRS or the Courts. If any representation or assumption relied upon by Ernst & Young LLP in rendering its opinion should prove to be inaccurate, or if the IRS were to challenge successfully the Federal income tax treatment of the Distribution as set forth in such opinion, then, in general, although not entirely free from doubt, for Federal income tax purposes it is likely that the Distribution will be treated as a taxable transaction both to Zing and the Zing stockholders. In such event, Zing would recognize gain equal to the difference between the fair market value of the Company Stock and Zing's tax basis in such Company Stock. The Distribution would also be considered, for Federal income tax purposes, to be a taxable distribution to the Zing stockholders with respect to their Zing Stock. Such distribution would be characterized for Federal income tax purposes as a dividend (to the extent of Zing's current and accumulated earnings and profits, which can be expected to be equal or exceed the total amount of the Distribution) equal in amount to the fair market value of the Company Stock received. For purposes of calculating gain to Zing and the dividend amount to the Zing stockholders, the fair market value of the Company Stock is generally considered to be the mean between the high and the low trading prices of the Company Stock on its first day of trading following the Distribution. The tax basis of the shares of Company Stock received by a Zing stockholder in the Distribution would be equal to such fair market value of such shares and the holding period for such shares of Company Stock would begin the day after the Distribution Date.

         Current Treasury Regulations require that each Zing stockholder who receives Company Stock pursuant to the Distribution attach to such stockholder's Federal income tax return for the year in which the Distribution occurs a detailed statement setting forth such information as may be appropriate in order to demonstrate the applicability of Section 355 of the Code to the Distribution. Zing will convey the appropriate information to each Zing stockholder of record as of the Record Date.

         Proposed Legislation. On April 16, 1997, legislation was introduced that would change certain provisions of existing Section 355 of the Code. The proposed legislation generally would provide that if, pursuant to a "plan" or "arrangement" or "series of related transactions" in existence on the date of the distribution of a controlled subsidiary, either the controlled subsidiary or the distributing corporation is acquired after the distribution, taxable gain would be recognized by the other (non-acquired) corporation as of the date of the distribution. Acquisitions occurring during the period commencing two years before, and ending two years after, a distribution would be presumed to have occurred pursuant to such a "plan" or "arrangement" or "series of related transactions". If enacted, this proposal would be effective for distributions occurring after April 16, 1997, with certain limited exceptions. Accordingly, in the event the proposed legislation is adopted in its present form, in the case of an acquisition of Zing pursuant to such a "plan" or "arrangement" or "series of related transaction" in existence on the date of the Distribution, the Company would be required to recognize taxable gain in an amount equal to the amount of the net gain that Zing would hypothetically have realized had it sold all of its assets for their fair market value on the date of the Distribution. Such gain would be taxed to the Company as long term capital gain, but no adjustments would be made to the tax bases of the stock or assets of either Zing or the Company by reason of such gain recognition.

         The management of Zing has represented to Ernst & Young LLP that they know of no existing "plan" or "arrangement" or "series of related transactions" pursuant to which a person will acquire stock representing 50% or more of the stock of Zing or the Company after the Distribution. However, if, notwithstanding such representation, a person should acquire 50% or more of Zing's stock or the Company's stock in the two-year period following the Distribution, such a "plan" or "arrangement" or "series or related transactions" will be presumed to have existed, and significant tax liability to Zing or to the Company would result unless such presumption could be successfully rebutted, as to which there can be no assurance.


Certain Consequences of the Distribution


         After the Distribution, Zing stockholders of record as of the Record Date and the Distribution Date will own two securities (shares of Zing Stock and shares of Company Stock) and will be able to increase or decrease their respective holdings in either Zing or the Company without affecting their holdings in the other company. The Company will be an independent, publicly held company.


Reason for Furnishing this Prospectus


         This prospectus is being prepared in order to provide information for holders of shares of common stock of Zing, each of whom will receive shares of Company Stock in the Distribution as well as future investors in the Company. It is not to be construed as an inducement or encouragement to buy or sell any securities of Zing, the Company or any other entity. The information contained herein is provided as of the date of this prospectus unless otherwise indicated. Neither Zing nor the Company will update the information contained in this prospectus to effect any changes that may occur subsequent to the date hereof, except in the normal course of their respective public disclosure practices.

                                 CAPITALIZATION


                 Transition Analysis Component Technology, Inc.
                                 Capitalization
                                December 31, 1996

         The following table sets forth the capitalization of Transition Analysis Component Technology, Inc. as of December 31, 1996, and as adjusted to give effect to the issuance of 553,830 shares of common stock, the capitalization of amount due to parent, and the capitalization of costs associated with the proposed transaction.



                                                                   December 31, 1996
                                                               As Reported  As Adjusted
                                                               -----------  -----------
Due to parent                                                   $ 495,347    $      --(a)
Shareholders equity:
      Preferred Stock, $.01 par value, 5,000,000 shares
      authorized, none issued and outstanding, as adjusted             --
      Common stock, $.01 par value, 50,000 shares
      authorized, 15,200 shares issued and outstanding;
      5,000,000 shares authorized,  553,830 shares issued and
      outstanding, as adjusted                                        152        5,538(b)
        Additional paid-in capital                                    848      390,809(a),(b),(c)
        Deficit                                                  (147,708)    (147,708)
                                                                ---------    ---------
Total shareholders' equity (deficiency)                          (146,708)     248,639
                                                                ---------    ---------
Total capitalization                                            $ 348,639    $ 248,639
                                                                =========    =========
Shareholders' equity (deficiency) per common share
                                                                $   (9.65)   $     .45
                                                                =========    =========
Number of shares used in computation                               15,200      553,830
                                                                =========    =========


(a)  Capitalization into additional paid-in capital of amount due to parent.
(b)  Effect of an approximately 36.436-to-one stock split.
(c) Reduction of additional paid-in capital of approximately $100,000 of costs associated with the proposed transaction.

            TACTECH MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


      Analysis of Financial Condition and Results of Operations covers the six months ended December 31, 1996 and December 31, 1995 and the fiscal years ended June 30, 1996 and June 30, 1995.

      The following table expresses certain items from the Company's income statements as percentage of net sales for the periods indicated.

                                       Fiscal Year Ended    Six Months Ended
                                            June 30,          December 31,
                                         1996      1995      1996      1995
                                        -----     -----     -----     -----
Net Sales                               100.0%    100.0%    100.0%    100.0%
Selling, general and administrative
     expenses
                                         88.1      92.8      78.5      83.0
Depreciation                              2.1       2.7       1.4       2.2
                                        -----     -----     -----     -----
Income before taxes                       9.8       4.5      20.1      14.8
Provision for income taxes                3.1       1.3       6.0       4.4
                                        -----     -----     -----     -----
Net Income                                6.7       3.2      14.1      10.4
                                        =====     =====     =====     =====


Results of Operations - Six Months Ended December 31, 1996
Compared To Six Months Ended December 31, 1995

           TACTech generates revenues primarily through license agreements for its data base services. These agreements are generally for terms of 12 months, but may be canceled by either party upon 30 days' notice. The number of subscriber licenses generating revenues was greater by approximately 27% at December 31, 1996 as compared to December 31, 1995. The following data indicates the licensing activity for each period:


                                                     Six Months Ended
                                          December 31, 1996    December 31, 1995
                                          --------------------------------------

      Subscribers at beginning of period          73                   60
      Subscribers who did not renew               (5)                  (5)
      Subscribers added during period
         including renewal subscribers            17                   12
                                                  --                   --
      Subscribers at end of period                85                   67
                                                  ==                   ==

           TACTech earned net income of $146,148 or $0.26 per share (after giving effect to the Stock Split), for the six months ended December 31, 1996 compared to $80,397 or $0.15 per share (after giving effect to the Stock Split), for the six months ended December 31, 1995.

           Revenues for the six months ended December 31, 1996 were $1,037,171 as compared to $773,072 for the six months ended December 31, 1995. This represented an increase of 34% for the six months ended December 31, 1996 over the prior comparable period. The increase in revenue is primarily attributed to a combination of a larger subscriber base, and a general increase in the use of fee-based services.

           Selling, marketing, software development and maintenance expense and depreciation increased to $828,323 for the six months ended December 31, 1996 from $658,275 for the prior comparable period. The increase is attributable primarily to an increase in administrative overhead charged by Zing and the following increase in personnel:

                                                 Number of Employees as of
                                          December 31, 1996    December 31, 1995
                                          --------------------------------------

      Sales, marketing, training and
        customer service                           4                   4
      Software development, data base
        maintenance and computer maintenance      11                   9
      Data processing                              2                   1
      General and administrative                   6                   4
                                                  --                  --
                                                  23                  18
                                                  ==                  ==


Results of Operations - Fiscal Year 1996 Compared to Fiscal Year 1995


           TACTech's   subscriber  licenses  generating  revenues  increased  by
approximately 31% during the fiscal year ended June 30, 1996 as compared to the fiscal year ended June 30, 1995.

           The following data reflects TACTech's subscription history for the fiscal periods indicated:

                                             Fiscal Year 1996   Fiscal Year 1995
                                             ----------------   ----------------

      Subscribers at beginning of period           60                     47
      Subscribers who did not renew               (14)                    (7)
      Subscribers added during period including
         renewal subscribers                       27                     20
                                                   --                     --
      Subscribers at end of period                 73                     60
                                                   ==                     ==

           In Fiscal 1996 subscriber gains were approximately 50% more than the losses and in Fiscal 1995 the ratio was approximately 33%. Approximately 81% of the subscriber licenses expiring were renewed as compared to 77% in Fiscal 1995.


           TACTech earned net income of $107,186, or $0.19 per share (after giving effect to the Stock Split), for the Fiscal Year ended June 30, 1996, compared to $38,325, or $0.07 per share (after giving effect to the Stock Split), for the Fiscal Year ended June 30, 1995.


           Revenues for the Fiscal Year ended June 30, 1996 were $1,601,255 as compared to $1,224,656 for the Fiscal Year ended June 30, 1995. This represents an increase of 31% over the prior comparable period.


           Selling, marketing, software development and maintenance expenses and depreciation increased to $1,444,000 for the Fiscal Year ended June 30, 1996 as compared to $1,170,000 for the Fiscal Year ended June 30, 1995. The increase is primarily attributable to a $200,000 increase in personnel costs as a result of the Company's expanded operations. The following schedule demonstrates the growth in personnel additions by functional area:

                                 Number of Employees as of the Fiscal Year Ended
                                 -----------------------------------------------
                                          June 30, 1996     June 30, 1995
                                          -------------     -------------


      Sales, marketing, training and
           customer service                      5                 3
      Software development, data base
           maintenance and computer
           maintenance                           9                 7
      Data processing                            3                 2
      General and administrative                 5                 4
                                                --                --
                                                22                16
                                                ==                ==


Trends


         TACTech's intention is to position itself to capitalize on the need for more efficient design service as the Department of Defense budget contracts. Although a declining U.S. military budget may result in a reduction in the total number or dollar value of military projects, TACTech believes that Department of Defense imperatives aimed at design efficiency for those projects will make TACTech's services more valuable as a means of reducing the incidence of technological obsolescence and assisting designers in identifying the best available military industrial practices. The Company does not anticipate material changes in its operating methods or future financial condition as a direct result of becoming a standalone company, except that the Company will in the future accrue interest expense for capital borrowed from Zing or from third parties. Additionally, the Company will capitalize the approximately $500,000 in long-term liabilities due to Zing.

         Administrative expenses for the six months ended December 31, 1996 have increased in anticipation of the Distribution, largely as a consequence of the allocation to the Company of the expense arising from management services rendered by certain Zing employees to the Company, and the expense arising from the employment agreement with the Company's president. Such expenses are not expected to materially increase following the Distribution.


Liquidity and Capital Resources

         In fiscal 1996 and 1995, the Company used most of its cash generated from operations for the acquisition of computers and computer related equipment, and for the reduction of its obligations to Zing and generally for business growth and development.


         As of July 1, 1996, the Company was party to customer subscription agreements that, assuming no cancellations, in the opinion of management, will generate approximately $2,000,000 in revenue for the fiscal year ending June 30, 1997. Together with borrowings under the Zing Guaranteed Credit Facility, internal cash flow generated by the operations of the Company should be sufficient for the Company to meet its short-term working capital requirements and capital expenditure requirements provided there are no unduly large number of cancellations in customer subscription agreements. TACTech's management is currently contemplating an expansion program for the Company which would include, among other things, expanding its direct sales force, establishing marketing and selling relationships both domestically and internationally, developing its Commercial Library, and developing and offering additional value-added services to its customers. See "Risk Factors--Competition", "--No Assurance that TACTech Can Continue to Obtain Information to Update its Database or Grow the Commercial Library; Value Added Business", "--Technological Change". While the Company has adequate liquidity and financial resources to fund its current operations, it may be unable to generate sufficient cash and cash equivalents to engage in all aspects of the expansion program unless the Company is able to obtain a credit facility from one or more financial institutions. While the Company believes it will be able to obtain such credit facility based on the strength of Zing's agreement to guaranty a portion thereof, there can be no assurance that it will be able to do so. If the Company is unable to obtain a credit facility, it is likely that it will be required to significantly reduce the scope and or timing of its expansion activities as currently contemplated by TACTech's management. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition or of other businesses, products or technologies or any strategic alliances, the Company may from time to time evaluate potential acquisitions of businesses, products and technologies or strategic alliances and may in the future require additional equity or debt financings to consummate such potential acquisitions or strategic alliances.


Impact of Inflation


         In 1996 and 1995, inflation did not have a significant impact on the operations of the Company. Since the Company's licensing contracts with its customers are for relatively short periods, inflation may have an adverse effect on the Company's revenues and pricing structure.



                               BUSINESS OF TACTECH

General


         TACTech is a semiconductor information service company, incorporated in Delaware in 1987, which licenses proprietary computer software tools combined with electronic semiconductor availability libraries and data bases that are utilized by various segments of the Department of Defense, defense contractors, industrial users of high reliability semiconductors, and manufacturers and distributors of high reliability and military grade semiconductors. When accessed by customers, the libraries and data bases provide subscribers with valuable tools for determining semiconductor availability showing the manufacturers actively producing subject semiconductors and the projected production life cycle (obsolescence) for such semiconductors. The system identifies functionally interchangeable devices, when available, from various manufacturers. At present, the Company's libraries and data bases are utilized by its customers primarily in connection with the designing, engineering, manufacturing and maintaining of electronic systems for high reliability applications. As of December 31, 1996 TACTech services were subscribed to by eighty-two (82) customers located throughout the United States and Canada; and three (3) customers outside the continental United States. Approximately 95% of the Company's revenue derives from military projects, primarily through government contractors and subcontractors. Government agencies themselves account for less than 10% of the Company's revenues in the aggregate.

         The TACTech data bases libraries contain the nomenclature and general description for over 190,000 individual military semiconductor devices, and is believed by management to include virtually all standard microcircuits and discrete devices with military specifications. The data base is constantly updated at TACTech's headquarters and delivered on a real-time, on-line basis. TACTech software provides a description and general specification of each microcircuit and discrete device in the TACTech library, thereby allowing the user to identify functionally interchangeable devices from various manufacturers and to upgrade and rank devices according to packaging, quality levels, projected production life cycle and availability based on changes in technology and sources of supply. All semiconductors listed in TACTech's library are ranked by reference to such factors. The Company's management believes that the Company's existing data bases and libraries are accurate and comprehensive.


         TACTech has developed proprietary analysis procedures and software to provide a production life cycle projection assessment rating for each device type (microcircuit, diode and transistor) contained in its library. TACTech's production life cycle projections are determined by tracking specific device-type attribute values such as speed, density, packaging, manufacturing process, design-in acceptance and available sources of supply.

         TACTech's proprietary software allows its customers to receive information from TACTech's library in useable formats through a personal computer with modem access or through the Internet. The system allows for device type information searches to be conducted on a form-fit and function equivalent basis and/or alternate technology basis. Updates to TACTech's information library are available to TACTech's customers on a real-time, on-line basis. Information searches can be conducted by the customer on a base number search, through parametric product description and by generic part number identification.


         TACTech continually updates its library with information that includes product introductions, product discontinuances and changes in the quality level or packaging of available products. The TACTech system permits subscribers to conduct individual device type searches or to conduct an analysis on an entire bill of materials for semiconductor devices. TACTech provides an automatic electronic discontinuance notification service through its built-in software, which automatically notifies the subscriber of changes in semiconductor availability with reference to specific subscriber's bill(s) of materials.

         TACTech also maintains a "where used" library which contains the semiconductor content in over 2,000 unclassified military electronic system variations. A user can access this "where used" library to determine which specific device types are incorporated within specific systems or to determine how many electronic military systems use a given semiconductor. "Where used" information is particularly valuable to semiconductor manufacturers, or electronic components parts distributors, in determining marketing strategy or analyzing device type usage trends within unclassified military applications.


         In recent years the U.S. Government has effected defense budget reductions while at the same time establishing procurement policies aimed at cost control and efficiency. The Department of Defense is encouraging its contractors to constantly analyze trends of potentially diminishing manufacturing sources and technological obsolescence as important considerations when designing or maintaining new electronic systems. The TACTech systems allows contractors and designers to screen out obsolete semiconductors and provide for the more predictable manufacture and better maintenance of equipment, thus helping ensure a longer operational life of equipment.


         The Department of Defense has been emphasizing that military electronic system designs are to be developed utilizing the best commercial/industrial practices in order to control or reduce cost while at the same time expanding design options without degrading system reliability. In accordance with the mandate for the application of best commercial /industrial practice, defense contractors and subcontractors have become increasingly interested in exploring the use of reliable industrial or commercial components and process technologies as favorable alternatives to previous standard "MilSpec only" designs. TACTech believes that the trend which emphasizes alternative design concepts will continue and that issues of component obsolescence and management of diminishing sources relating to standard military designated components will to be an increasing problem facing the military electronics industry, thus creating a growing market for the services offered by TACTech.


         In addition to projecting the production life cycle of military and aerospace semiconductors and providing information on technological updates and source changes for military and aerospace devices, TACTech provides an information service that allows the user to convert most military specification semiconductors to their closest industrial equivalent. The conversion is based on electrical functionality as well as packaging availability. TACTech believes that this data service will prove to be of significant value to its customers.

         Another facet of TACTech's collective information service is the value that the service has to design engineers during the component selection process to screen out obsolete technologies. This facet is important to design engineers when they take into account after market/spares support in the design process.

         Although in certain circumstances the contraction of the military and aerospace semiconductor manufacturing market may be harmful to the Company, the related shift in procurement philosophy in the military and aerospace markets creates favorable market conditions for the Company in the short term. The diminishing manufacture supply, coupled with advancement and evolution of semiconductor products, leads to increased component obsolescence in the military and aerospace markets. New product developments and the desire for efficiency in the areas of functionality, speed, density, power reduction and packaging have led to the advent of low power technologies in semiconductor design. New generations of such low power semiconductor devices require their own compatible power supplies. Thus, complete circuit design dedicated to the use of such lower power semiconductor devices is required, thus rendering older, higher power circuitry obsolete.

         The Company's management believes that the advent of low power semiconductor technology, together with the continued evolution of semiconductors, will increase the obsolescence of semiconductor devices. Military and aerospace contractors dependent upon existing semiconductors will require the services of the Company as such existing semiconductors become obsolete on an accelerated basis. Such contractors should be forced to adapt and implement strategies which will allow them timely to track changing semiconductor technology.

         The Company's objectives are: (i) the augmentation of the existing military and aerospace library to include applicable commercial industrial information; (ii) the building of the Commercial Library to a level sufficient to penetrate the commercial/industrial market while maintaining the Company's military and aerospace business; (iii) increasing the Company's sales force and marketing efforts to better position the Company to penetrate new markets; (iv) further penetrating the domestic and international markets by allowing access to the Company's data bases and libraries, as well as to additional value-added content, over the Internet and World Wide Web; and (v) entering into strategic alliances and/or co-licensing agreements to build a Commercial Library with commercial/industrial application as well as application to the Company's existing military and aerospace business.

         The foregoing statements regarding the Company's strategy and intentions are forward-looking statements, and actual results may vary substantially depending upon a variety of factors, including, without limitation, changes in and development of the Company's market, products and technologies and those factors discussed under "Risk Factors" above.

         The Company generates revenues primarily through license agreements for its data base services pursuant to which it receives subscription fees. These agreements are generally for terms of 12 months, but may be canceled by either party upon 30 days' notice. The Company anticipates that the dependence on such subscriber revenues will continue for the foreseeable future. Accordingly, any decline in the demand for or market acceptance of the Company's services would have a material adverse effect on the Company. Sales to the Company's five largest customers in fiscal 1995 and 1996 accounted for approximately 26 percent and 21 percent, respectively, of the Company's revenues. The Company expects that this trend will continue for the foreseeable future. There can be no assurance that the Company will sustain growth in revenues in the future.


Competition

         TACTech competes with many data service companies which possess greater financial and human resources than does TACTech. Many information service provides offer a greater variety of services than does TACTech. TACTech believes, however, that it offers its customers a unique set of information services that have been specially developed to assist the military/aerospace market in solving problems relating to the management of diminishing sources of supply and technological obsolescence, as they pertain to high reliability semiconductor devices.

         TACTech believes it is the only on-line data service company which has focused all its resources on providing such highly specialized services, thus giving it an advantage in competing favorably with other information service organizations who provide data services designed for more general application.

Marketing, Sales and Licensing

         TACTech maintains marketing, customer service and customer training representatives in its Yorba Linda, California headquarters and a marketing representative located in Orlando, Florida and New Orleans, Louisiana. TACTech markets its data services through highly specialized and highly trained marketing personnel who contact prospective customers directly. TACTech also promotes its services and identifies prospective customers through participation in conferences and conventions dedicated predominantly or exclusively to the issue of shrinking availability of military products due to a diminishing number of manufacturing sources for military specified products, or due to technological obsolescence. Video sales aids and literature describing TACTech's data services are also utilized in its marketing program.

         TACTech licenses its proprietary software and data services under written license agreements with subscribers. Although TACTech provides customer support to its subscribers to facilitate efficient use of its data services, TACTech does not warrant the data provided to its subscribers.


         Many of the Company's customers access the Company services by a modem-to-modem connection using the customers' personal computers. A portion of the Company's strategy is to emphasize delivery of its services through the Internet and the World Wide Web rather than modem-to-modem distribution.

         Subscribers for the Company's services can access the TACTech home page at "www.tactech.com"; and the Company is seeking ways to realize greater efficiencies for delivering its services through the Internet and the World Wide Web by augmenting and simplifying the use of its existing graphical user interface accessible on the Internet and World Wide Web.

         A significant portion of the Company's revenues historically has been derived from large sales to a limited number of customers including Arrow Electronics and Lockheed Martin Marietta (at several locations). Pursuant to its agreement with Arrow Electronics, Arrow Electronics is the sole electronic component distributor that is permitted to use the Company's services. Although the loss of either or both of such customers may materially and adversely affect the Company, in the case of Arrow Electronics, the Company's management believes that if the Company were to lose Arrow Electronics as a customer, the Company would be able to replace the business lost from Arrow Electronics with business from other electronic component distributors. In the fiscal year ended June 30, 1996, Arrow accounted for 12.6% of the Company's revenues, and Lockheed 5.4%. In the six months ended December 31, 1996, Arrow constituted 9.7% and Lockheed 7.3%, respectively, of the Company's revenues.


Customer Support and Warranty

         TACTech's license agreements with its customers include in the base subscription price free on-site training for two representatives of the customer. The training program runs for two days and covers three areas: operational and conceptual understanding of the software program's capability and application training for integrating TACTech's service into the subscriber's system. Once on line, a subscriber may call TACTech for technical assistance, at the subscriber's cost, or use e-mail to obtain assistance. TACTech's license agreements expressly disclaim any warranty, express or implied, for the accuracy of its data bases.

Security Measures


         TACTech has adopted a number of security measures and techniques. To protect against a natural disaster, the Company engages in daily system data backups and weekly full system data backups, independent library tapes are maintained and off-site data storage is utilized which contains a full system data backup of library information and private customer files. To protect against unauthorized usage, the Company maintains a dual access code security system. The Company controls system access and allows its clients to apply a second level of security codes that protect their private files. All data is maintained in an encrypted state, only the password protected security codes controlled by the Company and the Company's customer can open the files and permit system usage. All entries to utilize the Company's services are recorded on a hard copy trail and are reviewed daily for proper authorization clearance. Safeguards are programmed into the entry codes that shut down the system after five attempts are made to enter the system with faulty access codes. The Company believes that these safeguards are sufficient to prevent the unauthorized use of its data base services by subscribers and to frustrate penetration of its system and theft of its data bases and programs by outsiders. TACTech meets the Pentagon's Orange Book standards for security in its industry. TACTech is in compliance with a G-2 level which is the highest security level for a networking service.


Sources of Data Bases

         Information for TACTech's data bases and libraries is acquired from the private and governmental sectors, including semiconductor manufacturers, defense contractors and the unclassified records of the U.S. Government and its agencies. Approximately two-thirds of TACTech's information for its data bases comes from numerous companies in the private sector which generally make such information available to persons having a recognized need for such information. The remaining information is obtained from governmental sources which can be accessed pursuant to the Freedom of Information Act.


Trademarks, Copyrights and Licenses

         TACTech maintains copyright protection for its computer software and related data base service, and claims proprietary trade secret protection through customer licensing agreements. "TACTECH" is a registered trademark of the Company. The Company does not hold any patents to any of the technology incorporated in its software or data services.

Research and Development


         TACTech's research and development efforts principally focus on augmenting TACTech's existing customer interface design (the GUI on the Internet and World Wide Web), new information products, system security, and the programming and maintaining of TACTech's hardware and software. In the fiscal year ended June 30, 1996, the Company spent $106,000 in research and development, compared to $57,000 in the prior year. For the six months ended December 31, 1996, research and development expenses equaled $39,000, compared to $41,000 in the 1995 period.

Employees

         As of December 31, 1996, TACTech employed eleven (11) persons in software development, data base maintenance and computer maintenance personnel; four (4) persons in sales, marketing and customer support; two (2) in data processing and six (6) persons in administrative roles (including Robert E. Schrader, but only to the extent provided for in his employment agreement). No TACTech employees are covered by a collective bargaining agreement.


Properties


         TACTech is currently renting facilities of approximately 7,000 square feet in Yorba Linda, California from Arrow Electronics on a month-to-month basis at a cost of $3,500 per month. Substantially all of TACTech's Yorba Linda facility is currently in productive use. See "Risk Factors -- No Long Term Facility Lease."


Legal Proceedings


                  The Company is not a party to any material pending legal proceedings nor, to the Company's knowledge, is any material legal proceeding threatened.



                       DIRECTORS AND MANAGEMENT OF TACTECH

         The names and ages of all Directors of TACTech, their positions with TACTech or Zing, their term of office and their business background are set forth below.



                                          Director of             Position with
Name and Address            Age          TACTech Since           TACTech or Zing
----------------            ---          -------------           ---------------
ROBERT E. SCHRADER          53               1987                 President and
                                                                 Chief Executive
                                                                     Officer
MARTIN S. FAWER             63               1987                Chief Financial
                                                                     Officer
DEBORAH J. SCHRADER         50               1987                   Secretary


ROBERT E. SCHRADER, has been President, Chief Executive Officer and Chairman of the Board of Directors of TACTech since its incorporation in 1987. He is the founder of Zing, and has been its President, Chief Executive Officer and Chairman of the Board of Directors since its incorporation in 1969. He is the husband of Deborah J. Schrader. He expects to devote approximately 25% of his business time on the affairs and operations of the Company.

MARTIN S. FAWER, has been the Chief Financial Officer and Treasurer of TACTech since March 1995; and from June 1, 1987 to March, 1995 he was Vice President and Assistant Treasurer. He is also the Chief Financial Officer, Treasurer and a director of Zing. For more than five years Mr. Fawer has been a principal of The Fawer Group, P.C., and its predecessors, certified public accountants. He expects to devote approximately 10% of his business time on the affairs and operations of the Company.

DEBORAH J. SCHRADER, has been Secretary of TACTech since its incorporation in 1987. She has also been the Secretary and a director of Zing since its organization in 1969. She is the wife of Robert E. Schrader.

         Martin S. Fawer, Robert E. Schrader and Deborah J. Schrader are directors of Zing. As of the date of this prospectus, except for the foregoing no director of TACTech is a director of any other company with a class of securities registered pursuant to Section 12 of the Exchange Act, or any company registered as an Investment Company under the Investment Company Act of 1940. Other than Robert E. Schrader and Deborah J. Schrader, who are married to each other, there is no family relationship among any members of the Board of Directors or the officers of TACTech.

         The Company Certificate provides that while there are greater than three directors and fewer then seven directors, the Board of Directors shall be classified into two classes with the directors in each class to serve staggered two year terms, and where there are seven or more directors, the Board of Directors shall be classified into three classes with the directors in each class serving staggered three year terms. The Company Certificate fixes the size of the Board at not less than three nor more than ten directors with the exact number being set by resolution of the Board of Directors. The Company currently has three members serving on the Board of Directors. The Company Certificate further authorizes the Board to create and fill new directorships by a majority vote


Security Ownership of Management


         As of the date of this Prospectus, 90% of the Company's Stock is owned by Zing; 10% is owned by Malcolm Baca. The following table sets forth, as of April 25, 1997, (after giving effect to this Distribution and the Stock Split which will occur on or prior to the Distribution Date) information concerning beneficial ownership of voting securities of Company Stock by all current directors individually, by the Chief Executive Officer and the other one executive officer of TACTech whose total annual salary and bonus exceeded $100,000 in Fiscal Year 1996, and by all directors and officers as a group:

                                                        Amount
                                                     Beneficially     Percent of
                                                         Owned          Class
                                                     ------------     ----------

Robert E. Schrader(1)                                  230,542          41.6%
Malcolm Baca                                            55,383          10.0%
Deborah J. Schrader(2)                                      --            --%
Martin S. Fawer                                         10,171           1.8%
All Officers and Directors
    as a Group (four persons)(3)                       296,096          53.5%


----------

(1) Reflects control of 230,542 shares of Company Stock through Mr. Schrader's ownership of 1,152,711 shares of Zing Stock.

(2) No shares owned directly. All shares owned indirectly through Robert E. Schrader, her husband.
(3)  Includes the shares described in footnote (1).

Executive Officers

                                           Position with Company and Business
         Name                     Age      Experience During the Past Five Years
         ----                     ---      -------------------------------------

         Robert E. Schrader*      53
         Deborah J. Schrader*     50
         Martin S. Fawer*         63
         Malcolm Baca             55       Vice  President  and  Treasurer  from
                                           1987 to March  1995;  Executive  Vice
                                           President and Chief Operating Officer
                                           since March 1995.


----------
*See "Directors" above.



Compensation of Directors and Executive Officers

         Executive Compensation
         ----------------------


         The following table shows, for the three most recently ended fiscal years, the cash compensation paid or accrued for those years to the Chief Executive Officer of TACTech and to the one executive officer of TACTech (other than the Chief Executive Officer) whose aggregate annual salary and bonus paid in compensation for services rendered in all the capacities in which he served exceeded $100,000 for TACTech's last fiscal year (the "Named Executives").


                           Summary Compensation Table


Name and                                                           All Other
Principal Position              Fiscal Year   Salary     Bonus   Compensation(1)
------------------              ----------- ---------    -----   ------------
Robert E. Schrader(2)               1996    $    --      $ --      $  --
Chief Executive Officer and         1995         --        --         --
President                           1994         --        --         --

Malcolm Baca                        1996    $ 178,269    $ --      $ 1,877
Executive Vice President and        1995      168,818      --        1,764
Chief Operating Officer             1994      161,479      --        1,044

(1) Other compensation represents annual life insurance premiums paid on behalf of the officer listed.

(2) Although no compensation was directly paid by the Company to Mr. Schrader during the fiscal years ending June 30, 1994, 1995 and 1996, (1) effective July 1, 1996 Robert E. Schrader became entitled to receive an annual salary of $80,000 pursuant to an employment agreement discussed below under "Directors and Management of TACTech -- Employment Contracts, Termination of Employment and Change-In-Control Arrangements" and (2) prior to the Distribution, Mr. Schrader was compensated by Zing which was receiving management fees from the Company for services rendered by Mr. Schrader to the Company. Management fees in the amount of $75,000 were paid by the Company to Zing in fiscal 1996; and as of December 31, 1996, TACTech has paid Zing approximately $50,000 in management fees.

         Grant of Options
         ----------------


         As of the date of this prospectus, although 60,000 shares of Company Stock have been reserved for issuance pursuant to the Option Plan, there were no outstanding options to purchase or securities convertible into Company Stock or stock appreciation rights related to Company Stock.


         Compensation of Directors
         -------------------------

         TACTech does not pay directors for their services as directors. TACTech may, in the future, pay directors who are not officers or employees for their services as directors plus a fee for committee meetings attended.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements


         Mr. Robert E. Schrader has an employment agreement with TACTech, the term of which expires on the third anniversary of the Distribution Date. Mr. Schrader's agreement entitles him to a salary of $80,000 per annum. Mr. Schrader has no contractual entitlement to any bonus. Pursuant to the employment agreement, Mr. Schrader has agreed to serve as TACTech's Chief Executive Officer, President and Chairman of the Board of Directors on a part-time basis. In the event that a Change in Control (as defined in the employment agreement) of TACTech occurs, Mr. Schrader may terminate his employment. In such event, Mr. Schrader is required to extend the duration of the non-competition agreements set forth in the employment agreement to the third anniversary of such Change of Control. In consideration for the extension of his agreement not to compete with TACTech after such Change of Control which results in the termination of the term of his employment agreement, Mr. Schrader will be entitled to receive a lump sum payment equal to the amount of the remaining base salary he would be entitled to under his employment agreement had it not been so terminated, plus $250,000. Pursuant to such employment agreement, Mr. Schrader is required only to provide part time services to the Company, but not less than 10 business hours per week.

         Mr. Malcolm A. Baca has an employment agreement with TACTech under which he will devote full-time efforts on behalf of the Company. The term of Mr. Baca's employment expires April 30, 1999. Mr. Baca's agreement entitles him to a base salary of $120,0000 per annum, plus five percent (5%) of TACTech's collected revenues, except that on revenues attributable to another commissioned member of TACTech's management, Mr. Baca's commission is two and one half percent (2 1/2%). In all events, Mr. Baca's compensation cannot exceed $350,000 subject to increase based upon the National Consumer Price Index. All commissions to Mr. Baca are subject to his required contribution of one-half of one percent (1/2%) of TACTech's collected revenues to a bonus pool fund for the benefit of non-commissioned members of management, which contribution is matched by TACTech. In the event Mr. Baca is terminated without good cause, TACTech is obligated to continue to pay compensation to Mr. Baca through April 30, 1999. Mr. Baca's agreement also prohibits Mr. Baca from selling any of his shares of Common Stock during the one year period after the Distribution Date. After the expiration of such one year period, Mr. Baca is not permitted to sell in excess of 25% of his shares of Company Stock until the expiration of two years after the Distribution Date.

         The Company has engaged Mr. Martin S. Fawer on a part-time basis to perform supervisory financial and strategic analysis services. See "Certain Transactions -- Management Services."


Interest in Certain Transactions of Directors, Officers and Principal Holders of Voting Securities


         As of April 25, 1997, Mr. Schrader owned 1,152,711 shares of Zing Stock constituting approximately 46.3% of the issued and outstanding shares of Zing Stock; and Mr. Martin Fawer owns 50,857 shares of Zing Stock, constituting approximately 2% of the issued and outstanding shares of Zing Stock. Mr. Schrader, Deborah J. Schrader (Mr. Schrader's wife) and Mr. Fawer are directors of the Company and thus have an indirect interest in the various agreements and arrangements between Zing and the Company including the Zing Guaranteed Credit Facility, Indemnification Agreement and the management services to be provided to the Company by certain employees of Zing. See "Certain Transactions."

         Zing has informed the Company that it will agree to guaranty repayment by the Company of principal indebtedness incurred within two years of the Distribution Date under a credit facility to be provided by one or more financial institutions up to an aggregate principal amount of $1,500,000, plus interest accrued thereon, provided that such indebtedness is to be used for working capital. Such guaranty will be reduced to a minimum of $750,000 of principal indebtedness on the second anniversary of the Distribution Date. Pursuant to the Indemnification Agreement, the Company and Zing have entered into certain agreements with respect to the indemnification of certain liabilities arising from the operation of their respective businesses. TACTech will engage certain Zing employees who will provide management services to the Company. Management of the Company anticipates that the aggregate cost of such services will not exceed $100,000 per year. The Zing Guaranteed Credit Facility, Indemnification Agreement and the management services to be provided to the Company by certain employees of Zing are more fully described below under "Certain Transactions."

         On December 17, 1996, Zing advanced $100,000 to Mr. Baca for personal uses unrelated to the Company or any Company Stock in exchange for Mr. Baca's secured promissory note. The promissory note, which bears interest at 8.25% per annum and which matures on June 29, 1997, is secured by a first priority security interest in all of Mr. Baca's shares of Company Stock.


         1997 Option Plan


         The Company's Board of Directors has adopted and the Company's stockholders have approved the Transition Analysis Component Technology, Inc. 1997 Stock Option Plan (the "Option Plan"). The Board believes that the Option Plan is desirable to attract and retain executives, other key employees and consultants of outstanding ability. Under the Option Plan, options to purchase an aggregate of not more than 60,000 shares of Company Stock are available for grants from time to time to key employees of and consultants to the Company. No options have been granted under the Option Plan, and there are no current plans for the granting of options to specific employees or consultants.

         The Option Plan is administered by a committee appointed by the Board of Directors. The committee may exercise all of the powers of the Board of Directors in relation to the Option Plan. The committee is generally empowered to interpret the Stock Option Plan, to prescribe rules and regulations relating thereto, to determine the terms of the option agreements, to determine the employees or consultants to whom options are to be granted, and to determine the number of shares subject to each option and the exercise price thereof. Options granted to employees, including directors and officers may be designated as incentive stock options ("ISOs"). The per share exercise price of ISOs may not be less than 100% of the fair market value on the date the option is granted (or 110% of the fair market value on the date of grant of an ISO if the optionee owns more than 10% of the outstanding Company Stock). The per share exercise price for non-qualified stock options may not be less than 75% of fair market value on the date the option is granted.


         An option agreement may provide for the surrender of the right to purchase shares under the option in return for a payment in cash or shares of Company Stock or a combination of cash and shares of Company Stock equal in value to the excess of the fair market value of the shares with respect to which the right to purchase is surrendered over the option price therefor. Moreover, an option agreement may provide for the payment of the option price, in whole or in part, by the delivery of a number of shares of Company Stock (plus cash if necessary) having a fair market value equal to such option price.


         Each option and all rights granted thereunder shall not be transferable other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder, and shall be exercisable during the optionee's lifetime only by the optionee or the optionee's guardian or legal representative.

         In the event of certain basic structural or capital changes in the Company, the Committee, acting in its sole discretion, may make such adjustments to options then outstanding as the Committee deems appropriate to reflect such change, or provide that the number of shares of Company Stock covered by an option theretofore granted shall be adjusted so that such option shall thereafter cover the number and of shares of stock or other securities or property to which the optionee would have been entitled pursuant to the terms of the agreement relating to such change if, immediately prior to such change, the optionee had been the holder of record of the number of shares of Company Stock then covered by such option.

         Options designated as ISOs are intended to have the attendant tax benefits provided under Sections 421 and 422 of the Code. Accordingly, the Option Plan provides that the aggregate fair market value (determined at the time an ISO is granted) of the Company Stock subject to ISOs exercisable for the first time by an employee during any calendar year (under all plans of the Company) may not exceed $100,000.


         The Board may modify, suspend or terminate the Option Plan; provided, however, that certain material modifications affecting the Option Plan must be approved by the stockholders and any change in the Option Plan that may adversely affect an optionee's rights under an option previously granted under the Option Plan requires the consent of the optionee.



                             PRINCIPAL SHAREHOLDERS


         The following table sets forth, as of April 25, 1997 , (after giving effect to the Distribution and to the Stock Split which will occur on or prior to the Distribution Date) information concerning beneficial ownership of voting securities of TACTech by such persons who are known by management to own beneficially more than 5% of any class of such securities:

                                                        Amount
         Title         Name and Address              Beneficially     Percent of
         of Class      of Beneficial Owner               Owned           Class
         --------      -------------------           ------------     ----------

         Common        Robert E. Schrader               230,542          41.6%
                       72 Haight Crossroad
                       Chappaqua, NY 10514

         Common        Malcolm Baca                      55,383          10.0%
                       24611 Catalonia
                       Mission Viejo, California

         Common        Jesse Greenfield*                 34,044           6.1%
                       3765 Wild Plum Ct.
                       Boulder, CO 80434

----------

* Information with respect to the beneficial interest of the holder is based on the most recent Schedule 13D or Schedule 13G delivered to Zing by such holder in respect of such holder's ownership in Zing Stock, and not on the basis of any independent information with respect to such holdings which the Company or Zing may possess.

                          DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock


         Under the Company Certificate in effect on the date of this prospectus, TACTech's authorized capital stock consists of 10,000,000 authorized shares of capital stock of which 5,000,000 shares are designated as Common Stock, $0.01 par value, and 5,000,000 shares are designated as Preferred Stock, $0.01 par value. Prior to or on the Distribution Date, there will be a recapitalization of TACTech based upon a 36.436-for-one stock split (the "Stock Split"). Prior to the Stock Split and the adoption of the Company Certificate, 15,200 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were authorized. At the Distribution Date, after giving effect to the Stock Split, there will be issued and outstanding 553,830 shares of Company Stock and no shares of Preferred Stock will be issued and outstanding. The terms of the Company Stock will continue unchanged after the Distribution.


The Company Stock

         The holders of Company Stock after the Distribution will be entitled to one vote for each share on all matters to be voted upon by TACTech shareholders, including the election of directors, and, except as otherwise required by law, the holders of such shares will possess exclusively all voting power. The holders of the Company Stock will not have any cumulative voting rights, nor any conversion, redemption or preemptive rights. The holders of the Company Stock will also be entitled to such dividends as may be declared from time to time by the TACTech Board of Directors from funds legally available therefor and upon the dissolution, liquidation or winding up of TACTech, whether voluntary or involuntary, will be entitled to receive pro rata all assets of TACTech legally available for distribution to such holders.


         The Company has never declared or paid a cash dividend on the Company Stock. Management currently intends to retain earnings to finance the growth and development of the Company's business and does not anticipate paying cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements, financial condition and other factors deemed relevant by the Board of Directors.

         After the Distribution, the Company will be an independent, publicly-held company. The number and identity of stockholders of the Company immediately after the Distribution cannot currently be determined with certainty because it will be based on the number and identity of stockholders of Zing on the Distribution Date. However, based on the number of record stockholders and outstanding shares of Zing Stock as of the close of business on [Date] and the distribution ratio of one share of Company Stock for every five shares of Zing Stock, the Company expects to have approximately [ ] holders of record of Company Stock and approximately 553,830 shares of Company Stock issued and outstanding immediately after the Distribution. In addition, as provided for in the Option Plan, it is anticipated that the total number of shares of Company Stock with respect to which options may be granted and restricted stock may be awarded under the Option Plan will not exceed 60,000 shares, subject to adjustment (together with the exercise price of options and the purchase price, if any, of restricted stock) to reflect any change in the Company's outstanding shares of Company Stock by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations or other similar events affecting the number or kind of outstanding shares. It is believed that directors and executive officers of the Company will own, in the aggregate, approximately 53.5% of the outstanding shares of Company Stock immediately after the Distribution. See "Directors and Management of TACTech - Security Ownership of Management."

         Upon completion of the Distribution, the Company will have issued and outstanding an aggregate of 553,830 shares of Company Stock. Of the total outstanding shares of Company Stock, the 498,447 shares of Company Stock distributed in the Distribution to holders of the 2,492,233 shares of Zing Stock outstanding on the Distribution Date will be freely tradeable without restriction or further registration under the Securities Act, unless acquired by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (which sales will be subject to certain volume limitations and other restrictions described below). The Company Stock distributed to Zing stockholders will be freely transferable, except for shares received by any persons who may be deemed to be "affiliates" of the Company under the Securities Act. Persons who may be deemed affiliates of the Company after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with the Company and may include certain officers and directors of the Company as well as principal stockholders of the Company. Persons who are affiliates of the Company will be permitted to sell their shares of Company Stock only pursuant to an effective registration statement under the Securities Act or any exemption from the registration requirements of the Securities Act, such as the exemption provided by Section 4(1) of the Securities Act or Rule 144 thereunder. The Section 4(1) exemption allows the sale of unregistered shares by a person who is not an issuer, an underwriter or a dealer. Rule 144 provides persons who are not issuers with objective standards for selling restricted securities and securities held by affiliates without registration. The rule requires that (1) current public information be available concerning the issuer, (2) restricted stock generally be held two years or more; (3) volume limitations are placed on sales during any three-month period; and (4) affiliates comply with certain manner of sale restrictions. The amount of Company Stock which could be sold by a person (or persons whose shares are aggregated) under Rule 144 during a three month period cannot exceed the greater of (1) one percent of the shares of Company Stock outstanding as shown by the most recent report or statement published by the Company, or (2) the average weekly trading volume for the shares for a four-week period prior to the date that notice of the sale is filed with the Securities and Exchange Commission.

         In addition, an aggregate of 55,383 shares held by Mr. Baca are subject to further restriction on the future sale of such shares pursuant to a lock-up arrangement set forth in his employment agreement.

         After Distribution, the Company may file a registration statement under the Securities Act to register shares of Company Stock issuable upon exercise of stock options reserved for issuance under the Option Plan, thus permitting the resale of such shares in the public market, subject to certain volume limitations applicable to affiliates, without restriction under the Securities Act. See "Directors and Management of TACTech - 1997 Option Plan."

         The Company is unable to estimate the number of shares that may be sold in the future by its existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of the Company Stock prevailing from time to time. Sales of a substantial amount of Company Stock by existing stockholders under Rule 144 or otherwise, or even the potential of such sales, may have an adverse effect on the market price of the Company Stock. See "Risk Factors - Shares Eligible for Future Sale."

         Authorized but unissued and unreserved shares of Company Stock and Preferred Stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. The existence of unissued and unreserved Company Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management or to issue Preferred Stock with terms that could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of the Company's management. The Company does not currently have any plans to issue additional shares of Company Stock or to issue Preferred Stock other than shares of Company Stock that may be issued in connection with the Option Plan. See "Comparison of Rights of Company Stockholders and Zing Stockholders -- Preferred Stock."

         The transfer agent and registrar for the Company Stock is The Bank of New York, Corporate Trust Department, 101 Barclay Street, 12th Floor, New York, NY 10286.


Comparison of Rights of Company Stockholders and Zing Stockholders


         Following the Distribution, holders of Zing Stock will become holders of Company Stock and the rights of such holders in respect of the Company Stock will be governed by the Company Certificate, the Company By-laws and the DGCL. Certain differences arise from this change in governing law as well as from distinctions between the Company Certificate and Zing's Amended and Restated Certificate of Incorporation (the "Zing Certificate"). The material differences and some of the important similarities of the rights of holders of Company Stock and the holders of Zing Stock are described below. This summary is qualified in its entirety by reference to the full text of such documents. See "Additional Information" in order to obtain copies of such documents.

         Antitakeover Provisions of the Company Certificate and Company By-laws. Zing and Mr. Malcolm Baca, as sole current stockholders of the Company prior to the Distribution, have approved the Company Certificate and Company By-laws. Such Company Certificate and Company By-laws (i) provide for a classified Board of Directors from which directors may only be removed by stockholders for cause by (a) not less than 66 2/3% of the total voting power of all outstanding shares of stock entitled to vote generally in the election of directors or (b) action by the Board of Directors; (ii) generally provide that only a majority of the Board of Directors of the Company shall have the authority to fill vacancies on the Board of Directors; (iii) restrict the right to amend certain provisions of the Company Certificate and Company By-laws; (iv) restrict the right of stockholders to call special meetings; and (v) authorize the Company's Board of Directors to issue Preferred Stock without further stockholder approval. These provisions are designed to encourage any person who desires to take control of and/or acquire the Company to enter into negotiations with the Board of Directors of the Company, thereby making more difficult the acquisition of the Company by means of a tender offer, a proxy contest or other non-negotiated means. In addition to encouraging any person intending to attempt a takeover of the Company to negotiate with the Board of Directors of the Company, these provisions also curtail such person's use of a dominant equity interest to control any negotiations with the Board of Directors of the Company. Under such circumstances, the Board of Directors of the Company may be better able to make and implement reasoned business decisions and protect the interests of all of the Company's stockholders. Any one of, or a combination of, the above anti-takeover provisions could discourage a third party from attempting to acquire control of the Company. A copy of the Company Certificate and Company By-laws are each filed as an exhibit to the registration statement of which this prospectus is a part.

         The provisions of the Company's Certificate, By-laws and the DGCL which may have an anti-takeover effect, are as follows:

         Delaware Takeover Statute.  The Company is subject to the provisions of
Section 203 of the Delaware General Corporation Law (the "DGCL") regulating corporate takeovers. Section 203 prevents certain Delaware corporations from engaging, under certain circumstances, in a "business combination", which includes a merger or sale of more than 10% of the corporation's assets with any "interested stockholder" (generally defined as a stockholder who, together with its affiliates and associates, owns 15% or more of the corporation's outstanding voting shares) for three years following the date that such stockholder became an "interested stockholder" unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an " interested stockholder", (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 % of the voting stock which is not owned by the "interested stockholder" or (iv) under certain other circumstances. A Delaware corporation may "opt out" of the provisions of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a shareholders' amendment approved by at least a majority of the outstanding voting shares, which amendment generally will not become effective until 12 months after the date of such amendment. The Company has not "opted out" of the provisions of Section 203.

         New York Takeover Statute. The provisions of the New York Business Corporation Law ("BCL") Section 912 are similar to the foregoing, except that
(i) an "interested shareholder" under New York Law is the direct or indirect beneficial owner of at least 20% (not 15%) of the corporation's voting stock, and (ii) the corporation may not engage in a business combination (the definition of which is similar to that under the Delaware statute) with an "interested shareholder" for a period of five (rather than three) years, unless one of the following conditions is satisfied: (a) the business combination had been approved by the board of directors consisting of the directors in office prior to the date on which such shareholder became an interested shareholder,
(b) the business combination is approved by a majority of shareholders other than the interested shareholder no earlier than five years after the date such shareholder became an interested shareholder, or (c) the price paid to all shareholders meets certain conditions relating to the type and minimum amount of consideration to be paid to shareholders other than the interested shareholder. A New York corporation may "opt out" of the provisions of Section 912 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a shareholders' amendment approved by at least a majority of the outstanding voting shares (other than interested stockholders), which amendment generally will not become effective until 18 months after the date of such amendment. The Zing By-laws do not opt-out of Section 912.

         Stockholder Approval of Certain Business Combinations. Generally, under the DGCL, the approval by the affirmative vote of the holders of a majority of the outstanding stock of a corporation entitled to vote on the matter is required to consummate a merger or consolidation or sale, lease or exchange of all or substantially all of the corporation's assets.


         In addition to the requirements imposed by the DGCL discussed above, the Company Certificate requires, under certain circumstances, the approval by the affirmative vote of the holders of 66-2/3% of the outstanding voting power of the corporation in connection with a business combination with any other corporation, if such corporation is the beneficial owner of 10% of the outstanding voting power of the Corporation (defined as a "Related Corporation"). Such approval is not required if the business combination is (i) approved by a majority of the directors who were members of the Company's Board of Directors at the initial filing of the Company Certificate or were acting members of the Board prior to the acquisition of 10% beneficial ownership of the outstanding voting power of the corporation by such Related Corporation and its affiliates or (ii) is an internal corporate transaction involving subsidiaries of the Company.

         In addition to the requirements of the BCL discussed above, the Zing Certificate requires, under certain circumstances, that prior to a business combination with any other corporation, if such corporation is the beneficial owner of more than 10% of any class of equity security of Zing (defined as a "Tender Offeror"), a meeting of the shareholders of Zing be held to act thereon and the approval by the affirmative vote of the holders of 66-2/3% of the outstanding Stock of Zing. Such approval is not required if the business combination (i) is approved by a majority of the directors who were acting members of the Board prior to the acquisition by the Tender Offeror of 10% beneficial ownership of any class of equity security of Zing or (ii) is an internal corporate transaction involving subsidiaries of Zing.


         Number and Election of Directors. The DGCL permits the certificate of incorporation or the by-laws of a corporation to contain provisions governing the number and terms of directors. However, if the certificate of incorporation contains provisions fixing the number of directors, such number may not be changed without amending the certificate of incorporation. Both the Company Certificate and the Zing Certificate provide that the number of directors shall be fixed from time to time pursuant to a resolution adopted by a majority of the entire Board of Directors.

         The Company Certificate and the Company By-laws provide that the number of directors shall be fixed at not less than three nor more than ten, from time to time, pursuant to resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). In addition, the Company By-laws provide that at such times or any times that all shares of stock of the corporation are owned beneficially and of record by less than three stockholders, the Board of Directors by vote of a majority of the Board of Directors or a majority of the stockholders may fix the number of directors at less than three but not less than the number of stockholders.

         The Zing Certificate and the Zing By-laws provide that the number of directors shall be fixed at not less than six nor more than ten, from time to time, pursuant to resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). In addition, the Zing By-laws provide that at such times or any times that all shares of stock of the corporation are owned beneficially and of record by less than three stockholders, the Board of Directors by vote of a majority of the Board of Directors or a majority of the stockholders may fix the number of directors at less than three but not less than the number of stockholders.


         The DGCL permits the certificate of incorporation of a corporation or its by-laws to provide that directors be divided into one, two or three classes. The term of office of one class of directors shall expire each year with the terms of office of no two classes expiring the same year. The Company Certificate and the Company By-laws provide that if there are more than three
(3) but less than seven (7) directors, the Board of Directors be divided into two classes, with the first term of office to expire at the next annual meeting and the second term of office to expire at the second succeeding annual meeting. Additionally, to the extent there are more than six (6) directors, the Board of Directors shall be divided into three classes at the annual meeting following such increase in the number of directors, with the term of the first class to expire at the first succeeding annual meeting, the term of the second class to expire at the second succeeding annual meeting and the term of the third class to expire at the third succeeding annual meeting. Additionally, the Company By-laws provide that at each annual meeting following a meeting at which the Board is initially classified and elected in three classes, directors elected to succeed those directors whose terms expire shall be elected for a term expiring at the third succeeding annual meeting of shareholders after their election.

         The Zing Certificate and the Zing By-laws provide that if there are more than six (6) but less than nine (9) directors, the Board of Directors be divided into two classes, with the first term of office to expire at the next annual meeting and the second term of office to expire at the second succeeding annual meeting. Additionally, to the extent there are more than nine (9) directors, the Board of Directors shall be divided into three classes at the annual meeting following such increase in the number of directors, with the term of the first class to expire at the first succeeding annual meeting, the term of the second class to expire at the second succeeding annual meeting and the term of the third class to expire at the third succeeding annual meeting. Additionally, the Zing By-laws provide that at each annual meeting following a meeting at which the Board is initially classified and elected in three classes, directors elected to succeed those directors whose terms expire shall be elected for a term expiring at the third succeeding annual meeting of shareholders after their election.


         Amendments to Charter. Under the DGCL, unless otherwise provided in the certificate of incorporation, a proposed amendment to the certificate of incorporation requires an affirmative vote of a majority of the outstanding stock entitled to vote thereon. If any such amendment would adversely affect the rights of any holders of shares of a class or series of stock, the vote of the holders of a majority of all outstanding shares of the class or series, voting as a class, is also necessary to authorize such amendment.


         The Company Certificate provides that no amendment to the Company Certificate shall amend, alter, change or repeal the provisions relating to the
(i) classification of the Board of Directors; (ii) number and removal of directors; (iii) term of office of directors; (iv) filling of vacancies on the Board of Directors, unless the amendment, alteration, change or repeal shall have received the affirmative vote of the holders of at least (a) 66 2/3 % of the total voting power of all of the outstanding shares of voting stock entitled to vote thereon, voting as a single class and (b) a majority of shares held by other than the "interested stockholders" (generally defined as a person who beneficially owns an aggregate of 15% or more of the voting power of all shares entitled to vote for the election of directors.)


         The Zing Certificate provides that no amendment to the certificate of incorporation shall amend, alter, change or repeal the provisions relating to the (i) classification of the Board of Directors; (ii) number and removal of directors; (iii) term of office of directors; (iv) filling of vacancies on the Board of Directors, unless the amendment, alteration, change or repeal shall have received the affirmative vote of the holders of at least (a) 66 2/3 % of the total voting power of all of the outstanding shares of voting stock entitled to vote thereon, voting as a single class, and (b) a majority of shares held by other than the "interested stockholders" (generally defined as a person who beneficially owns an aggregate of 20% or more of the voting power of all shares entitled to vote for the election of directors.)

         Amendments to By-laws. Under the DGCL, the power to adopt, alter and repeal the by-laws is vested in the stockholders, except to the extent that the certificate of incorporation vests it in the board of directors. The Company By-laws provide that the by-laws of the corporation, or any one of them, may be supplemented, amended or repealed by the affirmative vote of a majority of the Board of Directors and as permitted by law, or by the vote of 66 2/3% of the holders of outstanding stock entitled to vote thereon at any meeting at which a quorum is present; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding shares of the voting stock of the corporation, voting together as a single class, is required to amend, alter or repeal the sections of the by-laws which have the same effect as those provisions of the Company Certificate, governing (i) classification of the Board of Directors of the corporation; (ii) number of directors; (iii) term of office of directors; (iv) removal of directors and (v) filling of vacancies on the Board of Directors. The Zing By-laws contain identical provisions governing amendments to the By-laws.

         Special Stockholder Meetings. The DGCL provides that a special meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws. The Company By-laws provide that special meetings may be called by the President or the Board of Directors; and shall be called by the President or the Secretary at the request in writing of a majority of the Board of Directors or of the holders of 66-2/3% of the entire capital stock of the Company issued and outstanding and entitled to vote. The Zing By-laws contain identical provisions for calling special stockholder meetings.

         The Company Certificate provides that except as otherwise required by law, special meetings of stockholders of the Company may be called only by the Chairman of the Board, the Vice Chairman of the Board, if any, the President or the Board of Directors; and shall be called by the President or the Secretary at the request in writing of a majority of the Board of Directors or of the holders of 66 2/3% of the entire capital stock of the Company issued and outstanding and entitled to vote. The Zing Certificate does not contain a provision for calling special meetings of stockholders.

         Stockholder Consent in Lieu of Meeting. Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent or consents setting forth the action taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted. The Company By-laws provide that any action which may be taken at a meeting of stockholders may be taken without a meeting if there is a written consent of stockholders who would have been entitled vote to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all of the stockholders were present and voting.

         The Zing By-laws provide that any action which may be taken at a meeting of stockholders may be taken without a meeting if there is unanimous written consent of the stockholders who would have been entitled vote upon the action if such meeting were held.

         Quorum of Stockholders. Under the DGCL, a quorum consists of a majority of the shares entitled to vote, present in person or represented by proxy, unless otherwise provided in the certificate of incorporation or the by-laws, but in no event can the quorum be less than one-third of the outstanding shares entitled to vote.

         Both the Company By-laws and the Zing By-laws, provide that the quorum required in connection with all elections and questions put to stockholders shall be one-third of the outstanding shares entitled to vote.


         Preferred Stock. The Company Certificate provides that the Board of Directors of the Company, without further approval or action from the stockholders, is authorized, subject to the limitations imposed by law, to issue shares of Preferred Stock in one or more series, and to fix as to any such series, the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights, and any other preference or special rights or qualifications. The issuance of the Preferred Stock could have the effect of delaying , deferring or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of Preferred Stock. The Zing Certificate does not contain a provision for the issuance of Preferred Stock. See "Description of Capital Stock - The Company Stock."


         In addition to the Antitakeover provisions discussed above, the Company Certificate, the Company By-laws and the DGCL provide for the following:

         Redemption of Capital Stock. Under the DGCL, subject to certain limitations, a corporation's stock may be made subject to redemption by the corporation at its option, at the option of the holders of such stock or upon the happening of a specified event. The DGCL prohibits the purchase or redemption of stock when the capital of a corporation is or would become impaired; but shares entitled to dividend or liquidation preference may be purchased or redeemed out of capital if such shares are retired and capital is reduced in accordance with legal requirements. Neither the Company Certificate (but without reference to the Preferred Stock) nor the Zing Certificate contains provisions governing the redemption of capital stock.


         Limitation on  Directors'  Liability;  Indemnification  of Officers and
Directors. Section 102 of the DGCL allows a corporation to include in its certificate of incorporation a provision that limits or eliminates the personal liability of directors of the corporation and its shareholders for monetary damages for breach of fiduciary duty as a director. Section 102 of the DGCL does not, however, permit a corporation to limit or eliminate the personal liability of a director for (1) any breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) intentional or negligent payment of unlawful dividends or unlawful stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. The Company Certificate provides for limitations on directors' and officers' liability to the fullest extent permitted by the DGCL.


         Section 145 of the DGCL provides that a corporation may indemnify any of its officers and directors party to any action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another organization by, among other things, a majority vote of directors (even though less than a quorum) who were not parties to such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. The Company By-laws provide for indemnification of officers and directors of the Company to the maximum extent and in the manner permitted by the DGCL. The BCL provides for indemnification of officers and directors of a corporation and the Zing By-laws contain provisions for indemnification of officers and directors to the fullest extent permitted under the BCL.

         Similarly, Section 402 of the BCL allows a corporation to include in its certificate of incorporation a provision that limits or eliminates their personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such corporation cannot eliminate or limit the liability of a director for any acts or omissions prior to adoption of the Zing Certificate or if a judgment or other final adjudication adverse to him establishes that (i) his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law; (ii) he personally gained in fact a financial profit or other advantage to which he was not legally entitled; or (iii) he voted for or concurred in the declaration of a dividend or other distribution or repurchase or stock contrary to the BCL, the distribution of assets to stockholders after dissolution without paying or adequately providing for all known liabilities or the making of any loan to a director contrary to the BCL. The Zing Certificate contains provisions for indemnification of officers and directors to the fullest extent permitted under the BCL.


         Dissenter's Rights. The DGCL provides that stockholders of a Delaware business corporation are entitled to appraisal rights only in connection with statutory mergers or consolidations in which their corporation is one of the corporations which is merging or consolidating ("constituent corporation"). The DGCL further provides that no appraisal rights will be available, unless otherwise set forth in the certificate of incorporation (the Company Certificate does not so provide), to the holders of shares of a constituent corporation which has a class or series of stock either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders unless such stockholders are required by the terms of the merger to receive any consideration other than shares of stock of the surviving corporation, shares of stock of another corporation which are so listed or held by such number of record holders, cash in lieu of fractional shares of such stock or any combination thereof. Appraisal rights also are unavailable under Delaware law to stockholders of a constituent corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger.

         The BCL grants dissenters' rights to stockholders (i.e., the right to cash payment of the fair value of one's shares determined by judicial appraisal) generally (i) in the case of a merger or consolidation, (ii) a sale of all or substantially all of the corporation's assets, (iii) and (in the case of a shareholder whose shares are adversely affected thereby) certain amendments to the certificate of incorporation. The Zing Certificate provides for appraisal rights to the full extent under the BCL.



                              CERTAIN TRANSACTIONS

         On or prior to the Distribution Date, the Company and Zing will enter into certain agreements, described below, which will govern their ongoing relationships. These agreements were structured and negotiated while the Company was owned by Zing and consequently are not the result of arms-length negotiations between independent parties. Nonetheless, the Company and Zing believe that the terms are fair to the parties and contain terms which are generally comparable to those which would result from arms-length negotiations. In each case, the terms of these agreements have been reviewed by individuals who will be included at a senior management level within the Company.

         The agreements summarized below are filed as exhibits to the registration statement of which this prospectus is a part. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the agreements as filed.


Zing Guaranteed Credit Facility

         Zing has informed the Company that, as an enhancement to enable the Company to obtain credit facilities from one or more financial institutions, Zing would guaranty repayment of the principal amount of up to $1,500,000 incurred within two years of the Distribution Date. After the second anniversary of the Distribution Date, Zing will reduce its guaranty obligation to guaranty up to a maximum principal amount of $750,000. Zing will agree to assist the Company to negotiate and secure such a facility, but will not guaranty the availability of such a facility. Such guaranty will be valid only to the extent the proceeds of the facility are used for ordinary working capital purposes.

Indemnification Agreement

         Simultaneously with the consummation of the Distribution, Zing and the Company will enter into an Indemnification Agreement (the "Indemnification
Agreement"). The Indemnification Agreement will obligate the Company to indemnify and save harmless Zing and its directors, officers, employees, agents and/or affiliates from any and all costs, expenses, losses, damages and liabilities incurred or suffered, directly or indirectly, by the indemnities resulting from or attributable to (i) the operation of the Company from and after the Distribution; (ii) any claim, suit or other type of proceeding based upon or arising out of or in connection with the operation of the Company prior to the Distribution, other than the tax consequences of the Distribution; and
(iii) any claim, suit or other type of proceeding based upon, arising out of or in connection with any information concerning the Company in this prospectus or any information furnished by the Company concerning the Company for inclusion in this prospectus.

         Zing will indemnify and save harmless the Company and its directors, officers, employees, agents and/or affiliates from any claims incurred or suffered, directly or indirectly, by them resulting from or attributable to, among other things, (i) the operation of Zing from and after the Distribution;
(ii) any claim, suit or other type of proceeding based upon, arising out of or in connection with the operation of Zing's business (other than the Company's business) prior to the Distribution; and (iii) any claim, suit or other type of proceeding based upon, arising out of or in connection with any information concerning Zing in this prospectus or any information furnished by Zing concerning Zing for inclusion in this prospectus.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Management Services

         The Company will engage three Zing employees on part-time basis, to provide supervisory financial and strategic analysis services and various reporting, accounting and administrative services to the Company. The Zing employees are expected to devote no more than 10% of their respective business time to the affairs of the Company in connection with rendering of advice in the development of the Company's business plan, advising the Company with respect to and negotiating agreements on the Company's behalf, coordinating communications with the Company's stockholders, interfacing with the Company's counsel, preparing and filing the Company's tax returns and reports required by applicable securities laws and rules of applicable stock exchanges, reviewing and supervising the Company's accounting department and systems from time to time and suggesting revisions and changes thereto, performing supervisory financial and strategic analysis services, and performing such further services as such employees may agree. Management expects that aggregate costs to be paid by the Company to Zing for the services to be rendered by such persons will not exceed $100,000 per year. Such services were previously provided by Zing to the Company and were included in general corporate charges. As of December 31, 1996, such charges aggregated $50,000. As a result of the direct engagement of the Zing employees by the Company, Zing will have a concomitant reduction in payroll expense. The acquired services are currently being provided by Martin S. Fawer, Don Guarnieri and Michelle

Mastropolo. The Company expects that it will require management services for approximately a three year period, although there is no guarantee that the particular individuals currently engaged will be performing such services at that time.

Tax Reimbursement

         Zing and the Company are parties to a tax reimbursement arrangement under which income tax liabilities of Zing incurred since the commencement of its fiscal year beginning July 1, 1994 have been allocated to the Company estimated to reflect the operations of the Company on a standalone basis. As of December 31, 1996, approximately $130,000 of such tax liabilities have been allocated to the Company.



                                  LEGAL MATTERS


         Morrison Cohen Singer & Weinstein, LLP has acted and continues to act as counsel to the Company and Zing with regard to certain matters, and has been retained to represent the Company and Zing in connection with this prospectus and the Distribution. The validity, authorization and issuance of the shares of Company Stock the subject of the Distribution will be passed upon for the Company by Morrison Cohen Singer & Weinstein, LLP. Morrison Cohen Singer & Weinstein, LLP's address is 750 Lexington Avenue, New York, New York 10022. Henry A. Singer is a director of Zing and a senior partner of Morrison Cohen Singer & Weinstein, LLP. Mr. Singer, as nominee for the firm, owns 3,000 shares of Zing Stock and, after the Distribution, will own 600 shares of Company Stock.



                                     EXPERTS


         The financial statements of Transition Analysis Component Technology, Inc., at June 30, 1996 and 1995, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



          SECURITIES AND EXCHANGE COMMISSION POLICY ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the Company Certificate, contractual agreements, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                             REPORTS OF THE COMPANY


         As a result of the Distribution, the Company will be required to comply with the reporting requirements of the Exchange Act and, in accordance therewith, to file annual quarterly and other periodical reports with the Securities and Exchange Commission. Additionally, the Company will be subject to the proxy and solicitation requirements of the Exchange Act. The Company intends to furnish its stockholders with annual reports containing audited financial statements and a report thereon of its independent auditors. The Securities and Exchange Commission maintains a Web site at "http:\\ www.sec. gov" that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission.

                             ADDITIONAL INFORMATION


         The Company has filed a registration statement on Form SB-1 with the Securities and Exchange Commission under the Securities Act with respect to the Company Stock the subject of the Distribution. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all of the information set forth in the registration statement. For further information with respect to the Company and the Company Stock reference is made to the registration statement on Form SB-1, which may be obtained from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20459. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in such instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement on Form SB-1, each such statement being qualified in all respects by such reference.

                          INDEX TO FINANCIAL STATEMENTS


                                                                        Page No.
AUDITED FINANCIAL STATEMENTS

Report of Independent Auditors ..........................................   F-2

Balance Sheets at June 30, 1996 and June 30, 1995 .......................   F-3

Statements of Income For Years Ended June 30, 1996 and
    June 30, 1995 .......................................................   F-4

Statements of Stockholders' Equity (Deficiency)
    For Years Ended June 30, 1996 and June 30, 1995 .....................   F-5

Statements of Cash Flows For Years Ended June 30, 1996 and June 30, 1995    F-6

Notes to Financial Statements ...........................................   F-7

UNAUDITED CONDENSED FINANCIAL STATEMENTS

Balance Sheets at December 31, 1996 and December 31, 1995 ...............   F-13

Statements of Income for Six months Ended December 31, 1996
     and December 31, 1995 ..............................................   F-14

Statements of Cash Flows for Six months Ended
     December 31, 1996 and December 31, 1995 ............................   F-15

Notes to Unaudited Financial Statements .................................   F-16

                         Report of Independent Auditors



To the Directors of
Transition Analysis Component Technology, Inc.



We have audited the accompanying balance sheets of Transition Analysis Component Technology, Inc. ("TACTech") as of June 30, 1996 and 1995, and the related statements of income, stockholders' equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TACTech as of June 30, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



September 17, 1996
White Plains, NY
                                                           /s/ Ernst & Young LLP

                 Transition Analysis Component Technology, Inc.

                                 Balance Sheets




                                                                June 30
                                                           1996          1995
                                                         ---------    ---------
Assets
Current assets:
  Cash                                                   $ 133,855    $  66,593
  Accounts receivable, less allowance
    of $5,000 in 1996 and 1995                             322,324      225,272
  Prepaid expenses and
    other current assets                                        --       14,674
                                                         ---------    ---------
Total current assets                                       456,179      306,539

Equipment                                                  347,257      297,684
Less:  accumulated depreciation                            270,375      236,242
                                                         ---------    ---------
                                                            76,882       61,442
                                                         ---------    ---------
Total assets                                             $ 533,061    $ 367,981
                                                         =========    =========

Liabilities and stockholders' equity
Current liabilities:
  Accrued compensation expense                           $  39,021    $  26,505
  Accrued income taxes due parent company                   66,415       16,400
  Accrued legal and audit expenses                          36,000       18,500
  Accrued expenses - other                                  16,252        8,657
  Deferred income                                           58,985       40,317
                                                         ---------    ---------
Total current liabilities                                  216,673      110,379

Due to parent                                              609,242      657,642

Stockholders' equity (deficiency):
  Common stock (par value $.01 per share;
    authorized 50,000 shares; issued and
    outstanding 15,200 shares)                                 152          152
  Additional paid-in capital                                   848          848
  Accumulated Deficit                                     (293,854)    (401,040)
                                                         ---------    ---------
Total stockholders' equity (deficiency)                   (292,854)    (400,040)
                                                         ---------    ---------
Total liabilities and stockholders' equity (deficiency)  $ 533,061    $ 367,981
                                                         =========    =========



                             See accompanying notes.

                 Transition Analysis Component Technology, Inc.

                              Statements of Income




                                                           Year ended June 30
                                                           1996          1995
                                                        ----------    ----------
Revenues                                                $1,601,255    $1,224,656
                                                        ----------    ----------

Selling, general and administrative expenses             1,409,921     1,136,835
Depreciation of equipment                                   34,133        33,096
                                                        ----------    ----------
Income before income taxes                                 157,201        54,725
Provision for income taxes                                  50,015        16,400
                                                        ----------    ----------
Net income                                              $  107,186    $   38,325
                                                        ==========    ==========

Pro Forma net income per common share                   $      .19    $      .07
                                                        ==========    ==========
Number of shares used in pro forma computation             553,830       553,830
                                                        ==========    ==========



                             See accompanying notes.

                 Transition Analysis Component Technology, Inc.

                 Statements of Stockholders' Equity (Deficiency)

                                                                       Total
                                       Additional                  Stockholders'
                             Common     Paid-In    Accumulated        Equity
                             Stock      Capital      Deficit       (Deficiency)
                             ---------------------------------------------------

Balance at July 1, 1994       $152       $848       $(439,365)     $(438,365)

Net income                      --         --          38,325         38,325
                              ----       ----       ---------      ---------
Balance at June 30, 1995       152        848        (401,040)      (400,040)

Net income                      --         --         107,186        107,186
                              ----       ----       ---------      ---------
Balance at June 30, 1996      $152       $848       $(293,854)     $(292,854)
                              ====       ====       =========      =========


                             See accompanying notes.

                 Transition Analysis Component Technology, Inc.

                            Statements of Cash Flows

                                                           Year ended June 30
                                                           1996          1995
                                                         ---------     --------

Operating activities
Net income                                               $ 107,186     $ 38,325
                                                         ---------     --------
Adjustments to reconcile net income to net cash
provided by operating activities:
    Depreciation                                            34,133       33,096
    Changes in operating assets and liabilities:
      Accounts receivable                                  (97,052)     (51,778)
      Prepaid expenses and other current assets             14,674       (4,783)
      Accrued compensation expense                          12,516        3,865
      Accrued taxes due parent company                      50,015       16,400
      Accrued legal and audit expenses                      17,500           --
      Accrued expenses - other                               7,595          204
      Deferred income                                       18,668       24,497
                                                         ---------     --------
Net cash provided by operating activities                  165,235       59,826

Investing activities
Purchases of equipment                                     (49,573)     (10,051)
                                                         ---------     --------
Net cash used in investing activities                      (49,573)     (10,051)
                                                         ---------     --------

Financing activities
Decrease in due to parent                                  (48,400)     (19,044)
                                                         ---------     --------
Net cash used in financing activities                      (48,400)     (19,044)
                                                         ---------     --------
Net increase in cash                                        67,262       30,731
Cash at beginning of year                                   66,593       35,862
                                                         ---------     --------
Cash at end of year                                      $ 133,855     $ 66,593
                                                         =========     ========


                             See accompanying notes.

                 Transition Analysis Component Technology, Inc.

                          Notes to Financial Statements

                                  June 30, 1996

1. Organization and Summary of Significant Accounting Policies

Organization

Transition Analysis Component Technology, Inc. ("TACTech") is a 90% owned subsidiary of Zing Technologies, Inc. (Zing) and is located in Yorba Linda, California. The remaining 10% is owned by one officer.

General Business Description

TACTech licenses proprietary computer software databases to military manufacturers and defense contractors primarily in the United States. The databases provide the users with information in regards to microcircuits and semiconductor devices used in the manufacture of systems for military and aerospace applications.

Revenue Recognition and Concentration of Credit Risk

The Company recognizes revenue on a monthly basis with substantially all contracts cancelable on 30 days notice.

Equipment

Equipment is stated at cost and is depreciated using the straight-line method over five years.


Research and Development

TACTech's research and development efforts principally focus on augmenting existing customer interface designs, new information products, systems security and the programming and maintenance of hardware and software. Research and Development expenses amounted to $106,000 in 1996 and $57,000 in 1995.

Pro Forma Net Income Per Common Share

Pro Forma net income per common share is based on the weighted average number of shares of Common Stock outstanding adjusted to give effect to the proposed 36.436-for-one stock split in connection with the proposed transaction described in Note 6.


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                 Transition Analysis Component Technology, Inc.

1. Organization and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Information

The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses reasonably approximate fair value due to the short maturity of these items.

Recent Accounting Pronouncement

In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of." The Company will adopt Statement No. 121 in fiscal 1997, and the impact, if any, is not expected to be material.

Agreements


In April 1993, TACTech entered into a three-year exclusive licensing agreement with a distributor at an annual rate of $108,000 for use of TACTech's database. This agreement was amended in May 1993 with an expiration date of June 1998. The annual rate was amended to $200,000 effective July 1995. TACTech agreed that during the term of this agreement it would not grant or authorize any other party access to its data bases or services if such party were in the business of distributing electronic components parts. The agreement may be renewed for successive one-year periods by mutual written consent of the parties.


2. Income Taxes


The Company files its federal income taxes on a consolidated basis with its parent, Zing. Income taxes are computed on a separate company basis pursuant to the liability method. Current taxes payable, reported as accrued income taxes due parent company, as of June 30, 1996 and 1995, amounted to $66,415 and $16,400, respectively.


The Company records taxes under the liability method of accounting for income taxes. Under this method, any deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The difference between the effective tax rate and the Federal tax rate of 34% is due to the effect of the graduated Federal tax rate schedule and state taxes.

                 Transition Analysis Component Technology, Inc.

3. Employee Benefit Plans


The parent company has a deferred compensation program for all employees, which is qualified under Section 401-K of the Internal Revenue Code. Under the program, contributions to be made by the Company are at the discretion of the Board of Directors of the Company. The Company contributed $2,800 in 1996 and $1,500 in 1995. The Company does not maintain post retirement benefit plans.


4. Leases

TACTech is currently renting facilities in Yorba Linda, California on a month-to-month basis. Lease expense for the years ended June 30, 1996 and 1995 was $44,000 and $39,000, respectively.

5. Related Parties

The Company is allocated a portion of Zing's corporate administrative expenses which amounted to $75,000 in 1996 and 1995 and are included in selling, general and administrative expenses.


The Executive Vice President and General Manager has an employment agreement expiring on May 1, 1999, entitling him to a salary plus five percent of the Company's collected revenues, except that on revenues attributable to another commissioned member of management, the commission is two and one-half percent.

6. Subsequent Events (Unaudited)

Commencing July 1, 1996, the sum of $80,000 per year will be paid to the President of Zing for services to be provided as the Chief Executive Officer of TACTech on a part-time basis.

The Company intends to file a registration statement on Form SB-1 for the purpose of distributing the Common Stock of the Company which is owned by Zing to the shareholders of Zing. In connection with the proposed transaction, the Common Stock authorized and outstanding will be split on approximately a 36.436-for-one basis (553,830 shares will be issued and outstanding).


Also, in connection with the proposed transaction, all intercompany advances as of the effective date of the transaction will be converted to equity and, accordingly, will be included with additional paid-in capital.

                 Transition Analysis Component Technology, Inc.

6. Subsequent Event (Unaudited) (continued)


On or before the consummation of the distribution transaction described in such registration statement, Zing and the Company will enter into several agreements and take certain other actions for purposes of governing certain of the ongoing relationships between the two companies following the Distribution, including indemnification obligations, engaging certain current employees of Zing on a part-time basis and Zing's willingness to guaranty repayment under one or more credit facilities to be entered into by the Company with financial institutions.
1) Pursuant to the Indemnification Agreement (which creates liabilities of the Company to Zing in addition to those arising under the parties' existing tax reimbursement agreement) to be entered into between Zing and the Company in connection with the Distribution (the "Indemnification Agreement"), the Company will agree to indemnify Zing and its officers, directors, employees, agents and affiliates against all expenses and liabilities resulting from (i) the operation of the Company from and after the Distribution, (ii) Zing's operations of TACTech's business prior to the Distribution other than those based upon the tax consequences of the Distribution, and (iii) any claim, suit or other type of proceeding based upon, arising out of or in connection with any information concerning the Company in the prospectus or any information furnished by the Company concerning the Company for inclusion in the prospectus; and Zing will indemnify and save harmless the Company and its directors, officers, employees, agents and/or affiliates for any claims incurred or suffered, directly or indirectly, by them resulting from or attributable to, among other things (i) the operation of Zing after the Distribution, (ii) any claim, suit or other type of proceeding based upon, arising out of or in connection with the operation of Zing's business (other than the Company's business) prior to the Distribution, and (iii) any claim, suit or other type of proceeding based upon, arising out of or in connection with any information concerning Zing in the prospectus or any information furnished by Zing concerning Zing for inclusion in the prospectus. Although the Company is not aware of any pending or threatened material liability for which the Company anticipates becoming obligated to make payments in connection with its obligations to indemnify Zing, there can be no assurance that such indemnification obligations could not arise or that such indemnification obligations would not be material to the Company. 2) The Company will also engage certain current employees of Zing on a part-time basis to render to the Company certain management and advisory services at a cost not expected to exceed $100,000 per year including: advising in the development of the Company's business plan, advising the Company with respect to and negotiating material agreements on the Company's behalf, coordinating communications with the Company's stockholders, advising the Company with respect to and negotiating prospective acquisitions and financings, preparing and filing the Company's tax returns and reports required by applicable securities laws and rules of applicable stock exchanges, reviewing and supervising the Company's accounting department and systems from time to time and suggesting revisions and changes thereto, performing supervisory financial and strategic analysis services, and performing such further services as such employees may agree. Such services were provided to the Company by Zing since July 1, 1996 at an annual charge of $100,000. 3) Additionally, Zing has informed the Company that it will agree to provide credit enhancement in the form of a guaranty of repayment by the Company of principal indebtedness incurred in the first

                 Transition Analysis Component Technology, Inc.

6. Subsequent Event (Unaudited) (continued)

two years following the Distribution Date by the Company to one or more financial institutions in the aggregate amount of $1,500,000, plus interest accrued thereon (as may be determined by the terms and conditions of the facility) provided such indebtedness is used for working capital purposes. Zing's guaranty will be reduced to a maximum principal amount of $750,000 on the second anniversary following the Distribution Date.


The Company's Board of Directors has adopted and the Company's stockholders have approved the Transition Analysis Component Technology, Inc. 1997 Stock Option Plan. Under the Option Plan, options to purchase up to 60,000 shares of Company Stock are available for grant from time to time to key employees of and consultants to the Company. No options have been granted under the Option Plan.

In December 1996, Zing advanced $100,000 to the Company's Executive Vice President and General Manager in exchange for his secured promissory note. The promissory note, which matures on June 29, 1997, is secured by a first priority security interest in all of his shares of Company Stock.


In connection with the proposed Distribution, the Company will amend its certificate of incorporation to increase its authorized capital to 10,000,000 shares of capital stock of which 5,000,000 shares will be designated as common stock, $.01 par value, and 5,000,000 shares as preferred stock, $.01 par value.

                    Unaudited Condensed Financial Statements

                 Transition Analysis Component Technology, Inc.


                                December 31, 1996

                 Transition Analysis Component Technology, Inc.

                                 Balance Sheets



                                                               December 31
                                                            1996         1995
                                                         ---------    ---------
                                                              (Unaudited)
Assets

Current assets:
   Cash                                                  $ 209,765    $  95,579
   Accounts receivable, less allowance of $5,000
       in 1996 and 1995                                    397,733      295,695
   Prepaid expenses and other current assets                87,000        6,223
                                                         ---------    ---------
Total current assets                                       694,498      397,497
Equipment                                                  399,024      328,318
Less: accumulated depreciation                             284,686      252,965
                                                         ---------    ---------
                                                           114,338       75,353
                                                         ---------    ---------
   Total Assets                                          $ 808,836    $ 472,850
                                                         =========    =========
Liabilities and stockholders' equity (deficiency)
Current liabilities:
   Accrued compensation expense                          $  59,331    $  26,505
   Accrued income taxes due parent company                 129,115       50,800
   Accrued legal and audit expenses                        136,500       24,000
   Accrued expenses - other                                  7,308        8,676
   Deferred income                                         127,941       76,771
                                                         ---------    ---------
Total current liabilities                                  460,195      186,752
Due to parent                                              495,347      605,741
Stockholders' equity (deficiency):
   Common stock (par value $.01 per share;
       authorized 50,000 shares; issued and
       outstanding 15,200 shares)                              152          152
   Additional paid-in capital                                  848          848
   Accumulated deficit                                    (147,706)    (320,643)
                                                         ---------    ---------
Total stockholders' equity (deficiency)                   (146,706)    (319,643)
                                                         ---------    ---------
Total liabilities and stockholders' equity               $ 808,836    $ 472,850
                                                         =========    =========



                             See accompanying notes.

                 Transition Analysis Component Technology, Inc.

                              Statements of Income


                                                              Six months
                                                            ended December 31
                                                           1996          1995
                                                        ----------    ----------
                                                              (Unaudited)
Revenues                                                $1,037,171    $  773,072
Selling, general and administrative expenses               814,013       641,552
Depreciation of equipment                                   14,310        16,723
                                                        ----------    ----------
Income before income taxes                                 208,848       114,797
Provision for income taxes                                  62,700        34,400
                                                        ----------    ----------
Net income                                              $  146,148    $   80,397
                                                        ==========    ==========
Proforma net income per common share                    $      .26    $      .15
                                                        ==========    ==========
Number of shares used in pro forma computation             553,830       553,830
                                                        ==========    ==========



                             See accompanying notes.

                 Transition Analysis Component Technology, Inc.

                            Statements of Cash Flows



                                                              Six months
                                                           ended December 31
                                                          1996          1995
                                                       ----------    ----------
                                                              (Unaudited)

Operating activities                                   $  146,148    $   80,397
Net income
Adjustments to reconcile net income to net cash
       provided by operating activities:
   Depreciation                                            14,310        16,723
   Changes in operating assets and liabilities:
       Accounts receivable                                (75,409)      (70,423)
       Prepaid expenses and other current assets          (87,000)        8,451
       Accrued compensation expense                        20,310            --
       Accrued taxes due parent company                    62,700        34,400
       Accrued legal and audit expenses                   100,500         5,500
       Accrued expenses - other                            (8,943)           19
       Deferred income                                     68,956        36,454
                                                       ----------    ----------
Net cash provided by operating activities                 241,572       111,521

Investing activities
Purchases of equipment                                    (51,767)      (30,634)
                                                       ----------    ----------
Net cash used in investing activities                     (51,767)      (30,634)
                                                       ----------    ----------
Financing activities
Net decrease in due to parent                            (113,895)      (51,901)
                                                       ----------    ----------
Net cash used in financing activities                    (113,895)      (51,901)
                                                       ----------    ----------
Net increase in cash                                       75,910        28,986
Cash at beginning of period                               133,855        66,593
                                                       ----------    ----------
Cash at end of period                                  $  209,765    $   95,579
                                                       ==========    ==========



                             See accompanying notes.

                 Transition Analysis Component Technology, Inc.

                Notes to Unaudited Condensed Financial Statements


                                December 31, 1996
                                   (Unaudited)



1.   Organization and Basis of Presentation

Organization


Transition Analysis Component Technology, Inc. ("TACTech") is a 90% owned subsidiary of Zing Technologies, Inc. ("Zing") and is located in Yorba Linda, California. The remaining 10% is owned by one officer.


Basis of Presentation


The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended December 31, 1996 are not necessarily indicative of the results that may be expected for the year ending June 30, 1997.

Proforma Net Income Per Common Share

Proforma net income per common share is based upon the weighted average number of shares of common stock outstanding adjusted to give effect to the proposed 36.436-for-one stock split in connection with the proposed transaction described in Note 3.

2.   Related Party Transactions

The Company is allocated a portion of Zing's corporate administrative expenses amounting to $50,000 and $37,500 for the six month periods ended December 31, 1996 and 1995, respectively, which are included in selling, general and administrative expenses.

In addition, beginning July 1, 1996, the Company began paying to Zing a fee for certain management services provided by Zing at the annualized rate of $100,000 per year. See Note 3. Further, $80,000 per year will be paid to the President of Zing for services to be provided as the Chief Executive Officer of TACTech on a part-time basis.

3.   Subsequent Events

The Company intends to file a registration statement in Form SB-1 for the purpose of distributing the Common Stock of the Company which is owned by Zing to the shareholders of Zing. In connection with the proposed transaction, the common shares authorized and outstanding will be split on an approximately 36.436-for-one basis (553,830 shares will be issued and outstanding).

Also, in connection with the proposed transaction, all intercompany advances as of the effective date of the transaction will be converted to equity and, accordingly, will be included with additional paid-in capital.

                 Transition Analysis Component Technology, Inc.

                Notes to Unaudited Condensed Financial Statements
                                December 31, 1996
                                   (Unaudited)



As of the Distribution Date, Zing and the Company will enter into several agreements and take certain other actions for purposes of governing certain of the ongoing relationships between the two companies following the Distribution, including indemnification obligations, engaging certain current employees of Zing on a part-time basis and Zing's willingness to guaranty repayment under one or more credit facilities to be entered into by the Company with financial institutions. 1) Pursuant to the Indemnification Agreement (which creates liabilities of the Company to Zing in addition to those arising under the parties' existing tax reimbursement agreement) to be entered into between Zing and the Company in connection with the Distribution (the "Indemnification Agreement"), the Company will agree to indemnify Zing and its officers, directors, employees, agents and affiliates against all expenses and liabilities resulting from (i) the operation of the Company from and after the Distribution,
(ii) Zing's operations of TACTech's business prior to the Distribution other than those based upon the tax consequences of the Distribution, and (iii) any claim, suit or other type of proceeding based upon, arising out of or in connection with any information concerning the Company in the prospectus or any information furnished by the Company concerning the Company for inclusion in the prospectus; and Zing will indemnify and save harmless the Company and its directors, officers, employees, agents and/or affiliates for any claims incurred or suffered, directly or indirectly, by them resulting from or attributable to, among other things (i) the operation of Zing after the Distribution, (ii) any claim, suit or other type of proceeding based upon, arising out of or in connection with the operation of Zing's business (other than the Company's business) prior to the Distribution, or (iii) any claim, suit or other type of proceeding based upon, arising out of or in connection with any information concerning Zing in the prospectus or any information furnished by Zing concerning Zing for inclusion in the prospectus. Although the Company is not aware of any pending or threatened material liability for which the Company
anticipates   becoming  obligated  to  make  payments  in  connection  with  its obligations to indemnify Zing, there can be no assurance that such indemnification obligations could not arise or that such indemnification obligations would not be material to the Company. 2) The Company will also engage certain current employees of Zing on a part-time basis to render to the Company certain management and advisory services at a cost not expected to exceed $100,000 per year including: advising in the development of the Company's business plan, advising the Company with respect to and negotiating material agreements on the Company's behalf, coordinating communications with the Company's stockholders, advising the Company with respect to and negotiating prospective acquisitions and financings, preparing and filing the Company's tax returns and reports required by applicable securities laws and rules of applicable stock exchanges, reviewing and supervising the Company's accounting department and systems from time to time and suggesting revisions and changes thereto, performing supervisory financial and strategic analysis services, and performing such further services as such employees may agree. 3) Additionally, Zing has informed the Company that it will agree to provide credit enhancement in the form of a guaranty of repayment by the Company of principal indebtedness incurred in the first two years following the Distribution Date by the Company to one or more financial institutions in the aggregate amount of $1,500,000, plus interest accrued thereon (as may be determined by the terms and conditions of the facility) provided such indebtedness is used for working capital purposes. Zing's guaranty will be reduced to a maximum principal amount of $750,000 on the second anniversary following the Distribution Date.

The Company's Board of Directors has adopted and the Company's stockholders have approved the Transition Analysis Component Technology, Inc. 1997 Stock Option Plan. Under the Option Plan, options to purchase up to 60,000 shares of Company Stock are available for grant from time to time to key employees of and consultants to the Company. No options have been granted under the Option Plan.

                 Transition Analysis Component Technology, Inc.

                Notes to Unaudited Condensed Financial Statements
                                December 31, 1996
                                   (Unaudited)



In December 1996, Zing advanced $100,000 to the Company's Executive Vice President and General Manager in exchange for his secured promissory note. The promissory note, which matures on June 29, 1997, is secured by a first priority security interest in all of his shares of Company Stock, $49,000 of this loan was paid back in March 1997.

In connection with the proposed Distribution, the Company will amend its certificate of incorporation to increase its authorized capital to 10,000,000 shares of capital stock of which 5,000,000 shares will be designated as common stock, $.01 par value, and 5,000,000 shares as preferred stock, $.01 par value.

         [OUTSIDE BACK COVER]

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.


                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Special Note Regarding Forward-Looking Statements .......................      3
Prospectus Summary ......................................................      4
Risk Factors ............................................................      8
The Distribution ........................................................     17
Capitalization ..........................................................     20
TACTech Management's Discussion and Analysis
   of Financial Condition and Results of Operations .....................     21
Business of TACTech .....................................................     24
Directors and Management of TACTech
Principal Shareholders ..................................................     29
Description of Capital Stock ............................................     34
Certain Transactions ....................................................     41
Legal Matters ...........................................................     42
Experts .................................................................     43
Securities and Exchange Commission Policy on Indemnification
   for Securities Act Liabilities .......................................     43
Reports of the Company ..................................................     43
Additional Information ..................................................     43
Financial Statements ....................................................    F-1


UNTIL              , 1997, ALL DEALERS EFFECTING  TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.


                                 497,650 Shares


                 TRANSITION ANALYSIS COMPONENT TECHNOLOGY, INC.

                                  Common Stock

                              ---------------------

                                   PROSPECTUS

                              ---------------------

                             ______________ __, 1997

                                     PART II

                       (Items not required in prospectus)


ITEM  1. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         See "Description of Capital Stock" in the prospectus.


ITEM  2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the fees and expenses incurred by the Company in connection with the Distribution. Except for the SEC registration fees all expenses are estimates:


SEC Registration........................................................ $100.00
Blue Sky Fees and Expenses*............................................. $
Fees of Distribution Agent/Escrow Agent*................................ $
Fees of Information Agent*.............................................. $
Printing and Edgar Filing Preparation Expenses*......................... $
Legal Fees and Expenses*................................................ $
Accounting Fees and Expenses*........................................... $
Listing Fee*............................................................ $
Miscellaneous Expenses*................................................. $

Total Expenses*......................................................... $


----------

     *To be filed by amendment


ITEM 3.  UNDERTAKINGS.

         The undersigned registrant hereby undertakes that:

         (A) The registrant will file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

              (i) Include any prospectus required by section 19(a)(3) of the Securities Act;

              (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

              (iii) Include any additional or changed material information on the plan of distribution.


         (B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (C) For determining any liability under the Securities Act, the registrant will treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) under the Securities Act as part of this registration statement as of the time the Securities and Exchange Commission declared it effective.

         (D) For determining any liability under the Securities Act, the registrant will treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.


ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.


         The registrant has not issued or sold any securities and Zing has not sold any securities of the Company within one year prior to filing this registration statement which were not registered under the Securities Act. Zing has issued an aggregate of 17,534 shares of its common stock in the past year to six persons who exercised common stock purchase warrants.



ITEM 5.  INDEX TO EXHIBITS

         The following exhibits are filed with this registration statement, and this list constitutes the exhibit index.

Exhibit No.   Description


    3.1       Form of Certificate of Incorporation (amended/restated - Delaware)
    3.2       Form of By-laws (amended/restated)
    4         Common Stock Certificate*
    5         Form  of  Opinion  of  Morrison  Cohen  Singer  &  Weinstein,  LLP
              regarding legality of Company Stock being registered*
    10.1      Malcolm Baca Employment Contract
    10.2      Robert E. Schrader Employment Contract
    10.4      Indemnification Agreement
    10.6      Option Plan*
    10.7      Escrow and Distribution Agreement*
    23.1      Consent of Independent Auditors
    23.2      Consent of Morrison  Cohen Singer & Weinstein,  LLP  (contained in its opinion filed as Exhibit 5 hereto)*
    27        Financial data schedule


----------

* To be filed by amendment.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorizes this registration statement to be signed on its behalf by the undersigned, in the city of Valhalla, State of New York, on April 30, 1997.


                                     TRANSITION ANALYSIS COMPONENT
                                              TECHNOLOGY, INC.


                                     By:   s/ Robert E. Schrader
                                         ---------------------------------------
                                     Name:    Robert E. Schrader
                                     Title:   President



         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

                                                Signature



         Date      April 30, 1997    By:   s/ Robert E. Schrader
                                         ---------------------------------------
                                     Name:    Robert E. Schrader
                                     Title:   Chief Executive Officer, President
                                              and Director


                                     By    s/ Martin S. Fawer
                                         ---------------------------------------
                                     Name:    Martin S. Fawer
                                     Title:   Chief Financial Officer, Treasurer
                                              and Director


                                     By:   s/ Deborah J. Schrader
                                         ---------------------------------------
                                     Name:    Deborah J. Schrader
                                     Title:   Director